Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION

by and among

OUSTER INC.,

a Delaware corporation,

SPARROW ACQUISITION SUB., INC.,

a Delaware corporation,

SENSE PHOTONICS, INC.,

a Delaware corporation,

and

FORTIS ADVISORS LLC as the Holders’ Agent

Dated as of October 5, 2021

Exhibits

Exhibit A	-	Definitions
Exhibit B	-	Form of Stockholder Agreement
Exhibit C	-	Form of Written Consent
Exhibit D	-	Form of Certificate of Merger
Exhibit E-1	-	Form of FIRPTA Notice
Exhibit E-2	-	Form of FIRPTA Certificate
Exhibit F	-	Form of Note Cancellation Agreement
Exhibit G	-	Form of Warrant Cancellation Agreement
Exhibit H	-	Form of Option Cancellation Agreement
Exhibit I	-	Form of Parachute Payment Waiver

Schedules

Company Disclosure Letter
Schedule A	-	Key Employees
Schedule B	-	Consenting Stockholders
Schedule C	-	Specified Contractors
Schedule D-1	-	Contracts to be Amended or Terminated (Covenant)
Schedule D-2	-	Contracts to be Amended or Terminated (Closing)
Schedule E	-	Provisional Patent Applications
Schedule F	-	Certain Significant Customers
Schedule G	-	Transition Employees
Schedule H	-	Employee RSUs
Schedule I	-	Tax Sharing Agreements
Schedule J	-	Special Indemnitees
Schedule K	-	Offer Letter Terms

Schedule 5.5-1	-	Third-Party Consents (Covenant)
Schedule 5.5-2	-	Third-Party Consents (Closing)
Schedule 5.10(c)	-	Transition Employee Offer Terms

AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of October 5, 2021 (the “Agreement Date”), by and among Ouster, Inc, a Delaware corporation (“Acquirer”), Sparrow Acquisition Sub., Inc., a Delaware corporation and a direct, wholly owned subsidiary of Acquirer (“Merger Sub”), Sense Photonics, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the Converting Securityholders’ agent (the “Holders’ Agent”). Certain other terms used herein are defined in Exhibit A.

RECITALS

A.

Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a direct, wholly owned subsidiary of Acquirer.

B.

The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein, including the Merger (collectively, the “Transactions”), upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement and the approval of the principal terms of the Merger be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger.

C.

The board of directors of Merger Sub has (1) declared this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub and (2) adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger.

D.

Acquirer has obtained the requisite approvals for this Agreement and the Transactions and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Merger.

E.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, certain individuals set forth on Schedule A (each, a “Key Employee”) have each executed Acquirer’s customary form of (1) employment offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”), and (2) non-competition agreement (a “Non-Competition Agreement”), each to become effective upon the Closing.

F.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s and Merger Sub’s willingness to enter into this Agreement, the Company Stockholders identified on Schedule B (collectively, the “Consenting Stockholders”), shall enter into and deliver to Acquirer a stockholder agreement in substantially the form attached hereto as Exhibit B (the “Stockholder Agreement”).

G.

Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a written consent in substantially the form attached hereto as Exhibit C (a “Written Consent”) executed by the Consenting Stockholders, evidencing the obtainment of the Company Stockholder Approval.

H.

It is intended that, for U.S. federal income Tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties hereby adopt by executing this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1        The Merger.

(a)        Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) and as a direct, wholly owned subsidiary of Acquirer.

(b)        Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c)        Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, or at such other location as Acquirer and the Company agree, at a date and time specified by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided that if such Business Day would otherwise occur anytime during the final 15 days of a fiscal quarter of Acquirer, then Acquirer may, in its discretion, delay the Closing until the first Business Day of the next succeeding fiscal quarter of Acquirer, in which case the Closing shall be held on such first Business Day (so long as all of the conditions set forth in Article VI (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such first Business Day). The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d)        Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL, in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”), shall be duly executed by the Company and, concurrently with or as soon as practicable following the

Closing, delivered by Acquirer to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the Certificate of Merger (the “Effective Time”).

(e)        Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the Effective Time:

(i)        the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL;

(ii)       the bylaws of the Company shall be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii)      the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Merger Sub immediately prior to the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2        Closing Deliveries.

(a)        Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing, a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied (the “Acquirer Certificate”).

(b)        Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:

(i)        a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) and Section 6.3(e) has been satisfied (the “Company Closing Condition Certificate”);

(ii)        a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, (C) the resolutions of the Board (I) declaring this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with the DGCL and (III) directing that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the Merger, (D) the resolutions of the Company Stockholders adopting this Agreement and approving the Merger and (E) other matters reasonably requested by Acquirer;

(iii)        written acknowledgments (to the extent applicable) pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of

Transaction Expenses that has been incurred and remains payable to such Person (and/or the formula by which any additional Transaction Expenses that have not been quantified as of the Closing shall be calculated) and (B) that, upon payment of such remaining payable amount at the Closing (or when otherwise due), such Person shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company, its Affiliates and/or the Surviving Corporation;

(iv)        one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval;

(v)        Stockholder Agreements, executed by each Consenting Stockholder and each other Company Stockholder that has executed a Written Consent;

(vi)       Offer Letters, effective as of the Closing, executed by each Key Employee and Continuing Employee;

(vii)      Termination and Release Agreements, effective as of the Closing, executed by each Designated Employee;

(viii)     Non-Competition Agreements, effective as of the Closing, executed by each Key Employee;

(ix)        a resignation letter reasonably satisfactory to Acquirer executed by each director and officer of the Company and/or the Subsidiary in office immediately prior to the Closing, in each case, effective as of, and contingent upon, the Effective Time;

(x)         a true, correct and complete copy of resolutions adopted by the Board or any applicable committee thereof, certified by the Secretary of the Company, terminating each or all of the Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including the Company’s 401(k) Plan (the “401(k) Plan”) and any Company Employee Plans that are or provide for health or dependent care flexible spending accounts with such termination effective as of the date immediately preceding the Closing Date for the 401(k) Plan, as of immediately prior to the Closing Date for all other plans and, in all cases, contingent upon the Closing, in each case, unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date and (B) if requested by Acquirer in writing no less than three Business Days prior to the Closing Date, an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, with such amendment and termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;

(xi)        (A) a certificate from the Secretary of State of the States of Delaware and California and each other state or other jurisdiction in which the Company or the Subsidiary is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company and the Subsidiary is in good standing and (B) a written confirmation from the California State Franchise Tax Board that, with respect to the State of California, all applicable Taxes and fees of the Company and any such Subsidiary through a date that is not less than five Business Days prior to the Closing Date have been paid;

(xii)        the Spreadsheet and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is accurate and complete (the “Company Spreadsheet Certificate”);

(xiii)        the Company Closing Financial Certificate;

(xiv)        FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit E-1, and (B) a certificate conforming to the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), in substantially the form attached hereto as Exhibit E-2, in each case, dated as of the Closing Date and executed by an officer of the Company, together with written authorization for Acquirer to deliver such notice and a copy of such certificate to the IRS on behalf of the Company after the Closing (collectively, the “FIRPTA Certificates” and together with the Company Closing Condition Certificate, Company Spreadsheet Certificate and Company Closing Financial Certificate, the “Company Certificates” and each, individually, a “Company Certificate”);

(xv)        a contractor agreement duly executed by 80% of the Persons set forth on Schedule C (collectively, the “Specified Contractors”);

(xvi)        evidence reasonably satisfactory to Acquirer of (A) the Company’s receipt of all consents, waivers and approvals set forth on Schedule 5.5-2, and (B) the amendment or termination, as applicable, of each of the Contracts listed on Schedule D-2, as described therein;

(xvii)        the Certificate of Merger, executed by the Company;

(xviii)        (A) payoff letters or similar instruments in customary form and substance and reasonably satisfactory to Acquirer with respect to all Company Debt (to the extent applicable), which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including the payment in full and discharge of all principal and accrued but unpaid interest and any premiums or other fees payable in connection with such Company Debt); and (B) note cancellation agreements, in the form attached as Exhibit F, executed by each holder of a Convertible Note;

(xix)        (A) a warrant cancellation agreement, in the form attached as Exhibit G, executed by each Company Warrantholder and (B) an option cancellation agreement, in the form attached as Exhibit H, executed by holders of at least 90% of Company Options that are not Company Employees;

(xx)        prior to the solicitation of the Company Stockholder vote described under Section 5.15, a parachute payment waiver, in substantially the form attached hereto as Exhibit I (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.15; and

(xxi)        evidence reasonably satisfactory to Acquirer that (A) the Company has filed provisional patent applications with the US Patent and Trademark office that cover the invention disclosures set forth on Schedule E and (B) the Company has obtained executed invention assignments that specifically describe and assign to the Company the rights in all inventions disclosed in such invention disclosures.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer or Merger Sub that the information or statements contained therein are accurate or complete, and shall not diminish Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not accurate or complete.

1.3        Effect on Capital Stock and Options.

(a)        Treatment of Company Capital Stock, Company Equity Awards and Company Warrants. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder, Company Warrantholder or any other Person:

(i)        Company Capital Stock. The Converting Holders shall be entitled to receive the portion of the Aggregate Stock Consideration issuable in respect of outstanding shares of Company Capital Stock pursuant to the terms of this Agreement. Each share of Company Capital Stock, including any Unvested Company Shares, held by a Converting Holder immediately prior to the Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into (A) at the Closing, subject to and in accordance with Section 1.4, the right to receive a portion of the Closing Stock Consideration, as set forth on the Spreadsheet; plus (B) on the Holdback Release Date, subject to and in accordance with Section 1.4 and Article VIII, the right to receive a portion of the Holdback Stock Consideration (representing the portion of Aggregate Stock Consideration to be withheld by Acquirer as of the Effective Time), as set forth on the Spreadsheet; plus (C) a portion of the Expense Fund Amount that becomes payable in accordance with Section 1.4(c), as set forth on the Spreadsheet.

(ii)        Company Equity Awards.

(A)        Company Options held by Company Employees. At the Effective Time, each Company Option (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Effective Time and held by a Company Employee shall, by virtue of the Merger and without any further action by Acquirer, the Company, or the holder of such Company Option, be assumed (or in the case of a Company Option that is an EMI Option, be exchanged) by Acquirer and converted into (or in the case of a Company Option that is an EMI Option, be granted as) an option to purchase a number of validly issued, fully paid and non-assessable shares of Acquirer Common Stock, equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (and although the EMI Qualifying stock options of Acquirer which are to be granted in exchange for the Company Options that are EMI Options may be granted at any time within six months of the Effective Time, the Company Options that are EMI Options shall terminate at the Effective Time) (each, a “Converted Option”, and collectively, the “Converted Options”); provided, that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share. Following the Effective Time (or, in respect of Converted Options that are EMI Qualifying, following the time of grant of such Converted Option), each Converted Option shall continue to be governed by the same material terms and conditions, including the vesting schedule, as were applicable immediately prior to the Effective Time to the Company Option from which it was converted, in all cases subject to restrictions related to the issuance of shares under applicable Law. The exercise price of each Converted Option shall be equal to (x) the exercise price per share of the Company Option from which it was converted or for which it is a substitute, divided by (y) the Exchange Ratio, rounded up to the nearest whole cent (the “Converted Option Exercise Price”). It is the intention of the parties that each Converted Option shall qualify following the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent permitted under Section 422 of the Code and to the extent such corresponding Company Option qualified as an incentive stock option prior to the Effective Time, and that the adjustments in this Section 1.3(a)(ii) be performed in a manner that effectuates the foregoing intention, and complies with or is exempt from Section 409A of the Code. It is the intention of the Acquirer that each Converted Option granted in exchange for an EMI Option shall be EMI Qualifying, and that the adjustments in this Section 1.3(a)(ii) be performed in a manner that effectuates the foregoing intention, as far as reasonably practicable and that the grant documentation of such Converted Options complies with Schedule 5 to ITEPA.

(B)        Company Options held by Persons Other than Company Employees. At the Effective Time, each Company Option (whether vested or unvested) that is outstanding and unexercised as of immediately prior to the Effective Time and not held by a Company Employee shall, by virtue of the Merger and without any further action by Acquirer, the Company, or the holder of such Company Option, be converted into (A) at the Closing, the right to receive a portion of the Closing Stock Consideration, as set forth on the Spreadsheet; plus (B) on the Holdback Release Date, subject to and in accordance with Section 1.4 and Article VIII, the right to receive a portion of the Holdback Stock Consideration (representing the portion of Aggregate Stock Consideration to be withheld by Acquirer as of the Effective Time), as set forth on the Spreadsheet; plus (C) a portion of the Expense Fund Amount that becomes payable in accordance with Section 1.4(c), as set forth on the Spreadsheet; provided, however, that 50% of the shares of Acquirer Common Stock otherwise issuable to holders of Company Options who are not and have not previously been employees of the Company pursuant to Section 1.3(a)(ii)(B)(A) and Section 1.3(a)(ii)(B)(B), in each case, (rounded down to the nearest whole share) shall be paid in cash in lieu of shares of Acquirer Common Stock at a price per share of Acquirer Common Stock equal to the VWAP Average.

(C)        Company RSUs. At the Effective Time, each award of Company RSUs outstanding as of immediately prior to the Effective Time, including, without limitation, an award granted in accordance with Section 5.12, that is held by a Company Employee who shall continue to be employed by the Surviving Corporation or an Affiliate thereof following the Effective Time shall, by virtue of the Merger and without any further action by Acquirer, the Company, or the holder of such award of Company RSUs, be assumed by Acquirer and converted into an award of that number of Acquirer restricted stock units, equal to the product of (A) the number of Company RSUs subject to such award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio (each, a “Converted RSU Award”, and collectively, the “Converted RSUs”); provided, that any fractional number resulting from such multiplication shall be rounded down to the nearest whole number. Following the Effective Time, each Converted RSU Award shall continue to be governed by the same material terms and conditions, including the vesting schedule, as were applicable immediately prior to the Effective Time to the award of Company RSUs from which it was converted, in all cases subject to restrictions related to the issuance of shares under applicable Law. At the Effective Time, each Company RSU that is not a Converted RSU shall be cancelled and terminated without consideration.

(D)        Corporate Action. Prior to the Effective Time, and subject to the prior review and approval of Acquirer (such approval not to be unreasonably withheld, conditioned or delayed), the Company shall take such actions as are necessary to effect the transactions anticipated by this Section 1.3(a)(ii), including seeking agreement from the holders of Company Options that are EMI Options to the release of their EMI Options in exchange for the grant of Converted Options that are EMI Qualifying.

(E)        Registration Statement; Notification. With respect to the Converted Options and Converted RSU Awards, Acquirer shall file with the SEC a registration statement on Form S-8 (or any successor form), relating to the Acquirer Common Stock issuable pursuant to the exercise of each Converted Option on or as soon as practicable following the Closing. With respect to the Converted Options that are EMI Qualifying and granted in exchange for the EMI Options, Acquirer shall notify HMRC of the grant of such Converted Options within 92 days of such grant in accordance with Applicable Law.

(F)        Company Warrants. Each Company Warrant outstanding as of the Effective Time, whether vested or unvested, shall, without any further action on the part of any holder thereof, be converted at the Closing into the right to receive a number of shares of Acquirer Common Stock equal to the portion of the Closing Stock Consideration, as set forth on the Spreadsheet; plus (B) on the Holdback Release Date, subject to and in accordance with Section 1.4 and Article VIII, the right to receive a number of shares of Acquirer Common Stock equal to the portion of the Holdback Stock Consideration (representing the portion of Aggregate Stock Consideration to be withheld by Acquirer as of the Effective Time) as set forth on the Spreadsheet; plus (C) any portion of the Expense Fund Amount that becomes payable in accordance with Section 1.4(c), as set forth on the Spreadsheet.

(iii)        Notwithstanding anything to the contrary herein, in no event shall the aggregate number of shares of Acquirer Common Stock (including the shares of Acquirer Common Stock (a) underlying vested Converted Options and (b) issuable pursuant to option cancellation agreements, warrant cancellation agreements and note cancellation agreements, but excluding the shares of Acquirer Common Stock underlying unvested Converted Options) to be issued by Acquirer to the Company Securityholders and holders of Convertible Notes pursuant to this Agreement exceed the Aggregate Merger Consideration.

(b)        Treatment of Company Capital Stock Owned by the Company. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(c)        Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(d)        Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e)        Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Aggregate Stock Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL or the CCC. Each holder of Dissenting Shares who, pursuant to the DGCL or the CCC, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL or the CCC (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Aggregate Stock Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Aggregate Stock Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL or the CCC and received by the Company and (ii) the right to participate in all negotiations and proceedings with respect to such demands under the DGCL or the CCC. The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under the DGCL or the CCC, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Section 8.2, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under the DGCL or the CCC) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under the DGCL or the CCC by any other Company Stockholder.

(f)        Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(g)        No Interest; Unaccredited Investors. Notwithstanding anything to the contrary herein, no interest shall accumulate on any consideration payable in connection with the consummation of the Transactions. Notwithstanding anything to the contrary herein, Acquirer reserves the right to pay cash in lieu of shares of Acquirer Common Stock to any Company Securityholder to the extent Acquirer has not received documentation reasonably satisfactory to Acquirer of such Company Securityholder’s status as an “accredited investor,” as such term is defined in Rule 501(a) of the Securities Act.

1.4        Payment Procedures.

(a)        Surrender of Certificates.

(i)        As soon as reasonably practicable after the Closing (and in any case within one Business Day), the Holders’ Agent shall cause to be delivered to Acquirer a letter validly executed by the Company’s transfer agent, eShares, Inc. DBA Carta, Inc. as to the cancellation (the “Carta Cancellation”) as of the Effective Time of all electronic stock certificates that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (the “Electronic Certificates”). As soon as reasonably practicable after the Closing, to the extent not previously delivered, Acquirer shall mail, or cause to be mailed, a letter of transmittal, together with instructions for use thereof (including any applicable attachments thereto or other documentation required thereby, the “Letter of Transmittal”), to every Converting Securityholder. The Letter of Transmittal shall specify that, solely for Company Stockholders holding physical certificates or instruments that immediately prior to the Effective Time represented issued and outstanding Company Capital Stock (the “Paper Certificates” and, together with the Electronic Certificates, the “Certificates” and each, a “Certificate”), delivery of the Paper Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Paying Agent (or, in the case of any lost, stolen or destroyed Paper Certificate, compliance with Section 1.4(a)(vi)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Paper Certificates.

(ii)        As soon as reasonably practicable after the Closing, Acquirer shall cause to be deposited with Continental Stock Transfer and Trust Company and/or any other bank or trust company as Acquirer may choose in its discretion (the “Paying Agent”) the portion of the Aggregate Stock Consideration issuable to Converting Securityholders pursuant to Section 1.3(a)(i) in respect of their shares of Company Capital Stock, subject to Section 1.4(b).

(iii)        As soon as reasonably practicable after the date of delivery to the Paying Agent of a Paper Certificate or the Carta Cancellation, as applicable, together with a properly completed and duly executed Letter of Transmittal, (A) the holder of record of such Certificate shall be entitled to be issued the number of shares of Acquirer Common Stock that such holder has the right to be issued pursuant to Section 1.3(a)(i)(A) in respect of such Certificate, and (B) such Certificate shall be cancelled if not already cancelled pursuant to the Carta Cancellation.

(iv)        Any certificates or book-entry entitlements representing the shares of Acquirer Common Stock to be issued pursuant to Section 1.3(a) shall bear the following legends to the extent applicable (along with any other legends that may be required under Applicable Law):

“(1)        THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, A VALID EXEMPTION UNDER SECTION 3(A)(10) OF THE SECURITIES ACT OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

(2)        THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A RIGHT OF REPURCHASE AND/OR INDEMNITY

OBLIGATIONS AS SET FORTH IN AN AGREEMENT WITH THE COMPANY.”

It is Acquirer’s current policy not to issue stock certificates representing shares of its capital stock, and all new issuances of capital stock are reflected on Acquirer’s books and records in book entry only, with appropriate notations reflecting the applicable legends.

(v)        Upon receipt of written confirmation of the effectiveness of the Merger from the Secretary of State of the State of Delaware, Acquirer will instruct the Paying Agent to issue to each Converting Securityholder the number of shares of Acquirer Common Stock issuable to such Converting Securityholder pursuant to Section 1.3(a)(i)(A), other than in respect of Dissenting Shares to holders thereof, as promptly as practicable following the submission of a Paper Certificate or receipt of the Carta Cancellation (in the case of Converting Holders), as applicable, to the Paying Agent and a properly completed and duly executed Letter of Transmittal by such Converting Securityholder.

(vi)        If any Paper Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer or any of its Affiliates or the Paying Agent, the execution of an indemnity agreement in such form as Acquirer, any of its Affiliates or the Paying Agent reasonably requires, the Paying Agent will issue in exchange for such lost, stolen or destroyed document the applicable portion of the Closing Stockholder Consideration pursuant to Section 1.3(a)(i)(A) in respect of such Person’s shares of Company Capital Stock.

(b)        Holdback Stock Consideration. The Holdback Stock Consideration shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Securityholders under Article VIII, and shall be held and distributed in accordance with Section 1.3(a)(i)(B) and Section 8.1. The adoption of this Agreement and the approval of the principal terms of the Merger by the Company Stockholders shall constitute, among other things, approval of the Holdback Shares Fund, the withholding of the Holdback Stock Consideration by Acquirer and the appointment of the Holders’ Agent. The Converting Holder shall be shown as the registered owner of such Holdback Stock Consideration on the books and records of Acquirer, and shall be entitled to exercise voting rights and to received dividends (if declared) with respect to such Holdback Stock Consideration (other than non-taxable stock dividends, which shall be included as part of the Holdback Stock Consideration). To the maximum extent permitted by Law, the parties hereto agree to treat the Holdback Stock Consideration that is to be released to holders of Company Capital Stock in respect of their Company Capital Stock as outstanding at the Closing and, for US federal income tax purposes, as issued in exchange for shares of Company Capital Stock, in each case, subject to the obligations of this Agreement, including the adjustment provisions of Section 1.6 and the indemnification provisions of Article VIII.

(c)        Expense Fund. At the Closing, Acquirer shall deposit (or cause to be deposited) with the Holders’ Agent, by wire transfer of immediately available funds to an account designated by the Holders’ Agent in writing prior to Closing, the Expense Fund Amount. The Expense Fund Amount shall be used for the purposes set forth in Section 8.7. To the extent any amount becomes payable out of the Expense Fund to the Converting Securityholders pursuant to Section 8.7(d), the Holders’ Agent shall remit (or cause to be remitted) an aggregate amount equal to the remaining Expense Fund Amount for distribution to each Converting Securityholder in accordance with the Spreadsheet.

(d)        Transfers of Ownership. If any portion of the Acquirer Common Stock issuable pursuant to Section 1.3(a)(i) is to be issued to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that such Certificate shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other similar Taxes required by reason of the issuance of shares in any name other than that of the registered holder of such Certificate, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(e)        No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(f)        Unclaimed Consideration. Each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Aggregate Stock Consideration issuable pursuant to Section 1.3(a)(i) in respect of such Certificate. Notwithstanding anything to the contrary herein, if any Certificate has not been surrendered prior to the earlier of the first anniversary of the Effective Time and such date on which the applicable portion of the Aggregate Stock Consideration issuable pursuant to Section 1.3(a)(i) in respect of such Certificate would otherwise escheat to, or become the property of, any Governmental Entity, any shares issuable in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.5        No Further Ownership Rights in the Company Capital Stock, Company Options or Company Warrants. The applicable portion of the Aggregate Stock Consideration issued or issuable or following the surrender for exchange of the Paper Certificates, or receipt of the Carta Cancellation, as applicable, in accordance with this Agreement shall be issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for any reason, such Certificate (and the underlying shares of Company Capital Stock) shall be cancelled and exchanged as provided in this Article I.

1.6        Company Net Working Capital Adjustment.

(a)        Pursuant to Section 5.13, the Company shall deliver the Company Closing Financial Certificate to Acquirer not later than three Business Days prior to the Closing Date.

(b)        Within 90 days after the Closing, Acquirer may object to the calculation of Company Debt or Company Net Working Capital included in the Company Closing Financial Certificate (collectively, the “NWC Calculations”) by delivering to the Holders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Debt and Company Net Working Capital and the amount by which Company Debt or Company Net Working Capital as calculated by Acquirer is more or less than Company Debt or Company Net Working Capital as set forth in the Company Closing Financial Certificate (the “Closing Company Debt” and the “Closing Company Net Working Capital”, respectively), in each case together with supporting documentation, information and calculations. As it pertains to the calculation of Company Net Working Capital, Acquirer shall be deemed to have accepted the calculation of Company Net Working Capital set forth on the Closing Financial Certificate unless Acquirer delivers an Acquirer NWC Notice specifying any objection thereto within 90 days after the Closing.

(c)        The Holders’ Agent may object to the calculation of Company Debt or Company Net Working Capital set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 30 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Holders’ Agent on behalf of the Converting Securityholders.

(d)        If the Holders’ Agent timely provides the Notice of Objection, then Acquirer and the Holders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Converting Securityholders.

(e)        If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Holders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Holders’ Agent shall engage a nationally recognized auditing firm not used by either Acquirer or the Company and reasonably acceptable to both Acquirer and the Holders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Holders’ Agent and the NWC Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Converting Securityholders, and the Reviewing Accountant shall provide Acquirer and the Holders’ Agent with a calculation of Company Debt and Company Net Working Capital in accordance with such determination.

(f)        If the amount equal to (i) the Company Net Working Capital as of the Closing as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Net Working Capital”), less the Company Debt as of the Closing as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Company Debt”) is less than the amount equal to (ii) the Closing Company Net Working Capital, less the Closing Company Debt (such difference, the “Final Net Working Capital Shortfall”), then the Converting Securityholders shall severally but not jointly in accordance with their respective Pro Rata Shares indemnify and hold harmless Acquirer without any dispute by the Holders’ Agent, for the full amount of:

(i)        the Final Net Working Capital Shortfall; and

(ii)        all fees, costs and expenses of the Reviewing Accountant to be paid by the Converting Securityholders pursuant to Section 1.6(g)(ii) or Section 1.6(g)(iii), if any.

Any Final Net Working Capital Shortfall shall first be recovered from the Holdback Stock Consideration (based on the Average Stock Price) and, thereafter, from the Converting Securityholders in accordance with the foregoing; provided, that, the total liability of a Converting Securityholder for any Final Net Working Capital Shortfall, taken together with the aggregate liability for Indemnifiable

Damages pursuant to Article VIII, shall be limited to the cash value (based on the Average Stock Price) of the aggregate amount of shares of Acquirer Common Stock issued to such Converting Securityholder pursuant to Section 1.3(a) (assuming, for these purposes, that all shares in the Holdback Shares Fund have been released and issued to the Converting Securityholders); provided, that, any portion of such amount in excess of the Holdback Stock Consideration may be satisfied, at the election of each Converting Securityholder, in cash or shares of Acquirer Common Stock (based on the Average Stock Price), or any combination thereof.

(g)        The fees, costs and expenses of the Reviewing Accountant shall be paid (i) by Acquirer in the event the difference between the Final Company Debt and Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Acquirer NWC Notice (such difference, the “Acquirer’s Difference”) is greater than the difference between the Final Company Debt and Final Net Working Capital as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Notice of Objection (such difference, the “Holders’ Agent’s Difference”), (ii) by the Converting Securityholders if the Acquirer’s Difference is less than the Securityholders’ Agent’s Difference or (iii) equally by Acquirer on the one hand, and the Converting Securityholders on the other hand, if the Acquirer’s Difference is the same as the Holders’ Agent’s Difference.

1.7        Tax Consequences. Acquirer, Merger Sub and the Company each intend that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”). Except as otherwise required by Law, Acquirer, Merger Sub and the Company and their respective Affiliates shall file all Tax Returns consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulation Section 1.368-3(a)) on or with the U.S. federal income Tax Returns of the Company and Acquirer for the Taxable year that includes the Merger. Acquirer agrees not to voluntarily enter into any agreement to repurchase or buyback equity interests held by a Company Securityholder that would, based on facts known to Acquirer, result in the Merger failing to qualify for the Intended Tax Treatment, and Acquirer has not entered into any such agreement as of the date hereof (for the avoidance of doubt, any payments made pursuant to the exercise of dissenter rights shall not be limited by this sentence). Neither Acquirer nor Merger Sub has taken any action (or agreed to take any action), or is aware of any fact or circumstance within the control of Acquirer or Merger Sub and not known to or within the control of the Company, that could reasonably be excepted to prevent the Merger from qualifying for the Intended Tax Treatment. This Agreement is intended to constitute, and the parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Notwithstanding any provision herein to the contrary, (A) Acquirer is not making any representation or warranty or other agreement regarding the tax treatment of the Transactions except as explicitly set forth in this Section 1.7; and (B) the Company and the Company Securityholders are relying on their own tax advisors in connection with assessing the tax consequences of the transactions contemplated by this Agreement. The representations of Acquirer or Merger Sub in this Section 1.7 shall terminate as of the Closing.

1.8        Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the Merger, excluding any such Taxes governed by Section 1.4(d) (“Transfer Taxes”), shall be borne fifty percent (50%) by the Acquirer and fifty percent (50%) by the Company Securityholders. The party responsible under Applicable Law for filing any Tax Return relating to Transfer Taxes shall, at its own expense, file all necessary Tax Returns with respect to such Transfer Taxes that are required to be filed under

Applicable Law. The portion of Transfer Taxes to be borne by the Company Securityholders shall constitute Transaction Expenses.

1.9        Withholding Rights. Each of Acquirer, the Company, the Surviving Corporation, Holders’ Agent, and their respective subsidiaries, Affiliates, and Representatives (including the Paying Agent) shall be entitled to deduct and withhold from any payments or other amounts payable in connection with the Transactions such amounts as any of such Persons are required to deduct and withhold with respect to any such payments under the Code or any other provision of Tax law. To the extent that amounts are so withheld and paid to the appropriate Tax Authority in accordance with Applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Acquirer, the Company, the Surviving Corporation, Holders’ Agent, and their respective Representatives (including the Paying Agent) will use commercially reasonable efforts to reduce or eliminate any such withholding, including by requesting any appropriate Tax forms, which forms shall include an IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar information, from the Company Securityholders, as applicable.

1.10        Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company and the Subsidiary, the officers and directors of the Surviving Corporation are fully authorized, in the name and on behalf of the Company and the Subsidiary or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), the Company represents and warrants to Acquirer as follows:

2.1        Organization, Standing, Power and Subsidiaries.

(a)        Each of the Company and the Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and the Subsidiary has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction (to the extent such jurisdiction recognizes such concept), except where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company and the Subsidiary (taken as a whole). The Company has and, since its inception has had, no subsidiaries (other than the Subsidiary) or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity. There are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company or the Subsidiary (except, in the case of the Subsidiary, in favor of the Company).

(b)        Schedule 2.1(b) of the Company Disclosure Letter sets forth an accurate and complete list of each subsidiary of the Company and its jurisdiction of incorporation. The Company is the owner of all of the issued and outstanding Equity Interests of each Subsidiary, free and clear of all Encumbrances, and all such Equity Interests are duly authorized, validly issued, fully paid and non-assessable (to the extent such jurisdiction recognizes such concept) and are not subject to any preemptive right or right of first refusal created by statute, the certificate of incorporation and bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or pursuant to any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase or redeem or otherwise acquire or sell any such securities. There are no entities that have been merged into or that otherwise are predecessors to the Company or any Subsidiary.

(c)        Neither the Company nor any of the Company Stockholders has ever approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or any Subsidiary or the winding up or cessation of the business or affairs of the Company or any Subsidiary.

(d)        Schedule 2.1(d) of the Company Disclosure Letter sets forth an accurate and complete list of: (i) the names of the members of the Board and the board of directors (or similar body) of each Subsidiary, (ii) the names of the members of each committee of the Board and the board of directors (or similar body) of each Subsidiary and (iii) the names and titles of the officers of each of the Company and each Subsidiary.

2.2        Capital Structure.

(a)        The authorized Company Capital Stock consists solely of (i) 24,978,097 shares of Company Common Stock and (ii) 13,492,105 shares of Company Preferred Stock, (A) 3,443,758 of which are designated as Company Series Seed Stock and (B) 10,048,347 of which are designated as Company Series A Stock. A total of 5,837,934 shares of Company Common Stock, 3,443,758 shares of Company Series Seed Stock and 9,690,277 shares of Company Series A Stock, are issued and outstanding as of the Agreement Date, and, as of the Agreement Date, there are no other issued and outstanding shares of Company Capital Stock and no Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date or the exercise of Company Warrants that are outstanding as of the Agreement Date. Neither the Company nor the Subsidiary holds any treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) an accurate and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable, (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Company Common Stock that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances (other than those created by applicable securities laws), outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary or any of their respective assets are bound. Neither the Company nor the Subsidiary has ever declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company or the Subsidiary. The Company and the Subsidiary are not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company or the Subsidiary, whether currently outstanding or that may subsequently be issued. To the knowledge of the Company, no Company Stockholder that is a limited partnership has any limited partners who are employees of Acquirer. Each share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis. All issued and outstanding shares of Company Capital Stock and all Company Options and Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws, the Company Option Plans (if applicable) and any applicable Contracts to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary or any of their respective assets are bound.

(b)        As of the Agreement Date, the Company has reserved 5,164,259 shares of Company Common Stock for issuance pursuant to awards granted under the Company Option Plans, of which 4,247,283 shares are subject to outstanding and unexercised Company Options, and 585,518 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the date of grant, the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the expiration date, the Company Option Plan under which such Company Option was granted (if any), the country and state of residence of such Company Optionholder, and whether such option qualifies for favorable tax treatment (whether as an incentive stock options, enterprise management incentive options, or otherwise). In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company or the Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company or the Subsidiary, as applicable. With respect to the EMI Options:

(i)        in advance of the date of grant of any such options, the Company had agreed the “market value” (as that term is applied by the EMI code to the calculation of any charge to income tax on exercise of the option) of the shares over which options were granted with the Shares Valuation Division of HMRC (the “HMRC Agreed Value”);

(ii)        all such options were granted at an exercise price that was equal to or greater than the HMRC Agreed Value and within the period that the HMRC Agreed Value remained valid of the shares to be subject to such options;

(iii)        no facts or circumstances had arisen in between the date of the HMRC Agreed Value and the grant of such options that would reasonably be expected to mean that the exercise price of those options was no longer equal to or greater than the market value of the shares under those options at the date those options were granted;

(iv)        each such option has been granted on the form of and subsists (and has at all times since grant subsisted) on the same form of option agreement as all other EMI Options and there have been no material deviations from this form;

(v)        the UK Sub-Plan to the Sense Photonics, Inc. 2017 Equity Incentive Plan adopted on June 11, 2019, and all of the EMI Options granted under it, met at the time of grant and continue to meet (or, if already exercised, continued to meet until the time of exercise) all of the requirements for enterprise management incentive options under Schedule 5 of ITEPA;

(vi)        the UK Sub-Plan to the Sense Photonics, Inc. 2017 Equity Incentive Plan adopted on June 11, 2019 was established in accordance with Schedule 5 of ITEPA, has at all times been operated in accordance with its rules and all applicable laws and regulations, and nothing has been done to prejudice its tax-favoured status;

(vii)        no notice, investigation or penalty relating to the UK Sub-Plan to the Sense Photonics, Inc. 2017 Equity Incentive Plan adopted on June 11, 2019 or any option granted under it has been issued, imposed, made or threatened by HMRC or any other body in respect of any matter arising out of or in connection with that UK Sub-Plan or any option under it and there are no circumstances which may give rise to any such notice, investigation or penalty; and

(viii)        each such option has not been subject to and there are no circumstances which may give rise to, a disqualifying event (within the meaning of section 533 of ITEPA) and therefore no income tax or national insurance contributions will arise when it is exercised.

(c)         Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, an accurate and complete list of all Company Warrantholders, including the number of shares and type of Company Capital Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. Accurate and complete copies of each Company Warrant have been provided to Acquirer, and such Company Warrants have not been amended or supplemented since being provided to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants.

(d)        As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock, Company Options and Company Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company or the Subsidiary, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or the Subsidiary or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or the Subsidiary or a Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or the Subsidiary or other rights to purchase or otherwise acquire any Equity Interests of the Company or the Subsidiary, whether vested or unvested, or (ii) obligating the Company or the Subsidiary to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant or Contract.

(e)        No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for,

securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company or the Subsidiary, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f)        There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company or the Subsidiary, on the one hand, and any Company Securityholder, on the other hand, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment with or service to the Company or the Subsidiary, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders.

(g)        Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or the Subsidiary or any other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or Equity Interests of the Subsidiary or (ii) other securities of the Company or the Subsidiary that, in each case, have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.

2.3        Authority; Non-contravention.

(a)        Subject to obtaining the Company Stockholder Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the other Company Transaction Documents and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Company Transaction Document has been or will be duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto and thereto, constitutes or will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (i) declared that this Agreement and the Transactions upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement in accordance with Applicable Law and (iii) directed that the adoption of this Agreement and approval of the principal terms of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger. The affirmative votes of (A) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), and (B) the holders of a majority of the outstanding shares of Company Preferred Stock (voting as a separate voting class) are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the principal terms of the Merger under the DGCL, the CCC, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”).

(b)        The execution and delivery of this Agreement and the other Company Transaction Documents, by the Company does not, and the consummation of the Transactions will not,

(i) result in the creation of any Encumbrance on any of the material assets of the Company or the Subsidiary or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company or the Subsidiary, in each case as amended to date, (B) any Material Contract or (C) any Applicable Law.

(c)        No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company or the Subsidiary in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation by the Company of the Transactions, except for (i) the filing of the Certificate of Merger, as provided in Section 1.1(d), and (ii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s or the Subsidiary’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law.

(d)        The Company and the Subsidiary, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company and the Subsidiary will not be applicable to any of Acquirer, the Company, the Subsidiary or the Surviving Corporation, or to the execution, delivery, or performance of this Agreement or the Stockholder Agreement, or to the Transactions, the Company Stockholder Approval or the Requisite Stockholder Approval.

2.4        Financial Statements; No Undisclosed Liabilities.

(a)        The Company has delivered to Acquirer its audited, consolidated financial statements for the fiscal years ending December 31, 2018 and December 31, 2019, and its unaudited, consolidated financial statements for the six-month period ended June 30, 2021 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company and the Subsidiary at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the Subsidiary for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount) and (ii) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b)        Neither the Company nor the Subsidiary has any liabilities or obligations of the type required to be set forth on a balance sheet prepared in accordance with GAAP, or, to the knowledge of the Company, any other liability or obligation, of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of June 30, 2021 (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s and the Subsidiary’s business since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice that are not, individually or in the aggregate, material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iii) those incurred by the Company and the Subsidiary in connection with the execution of this Agreement and (iv) performance obligations under Contracts that do not result from any breach of Contract. Except for liabilities or obligations reflected in the Financial Statements, neither the Company nor the Subsidiary has any off-balance sheet liability or obligation of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company and the Subsidiary. Without limiting the generality of the foregoing, neither the Company nor the Subsidiary has ever guaranteed any debt or other obligation of any other Person.

(c)        Schedule 2.4(c) of the Company Disclosure Letter sets forth an accurate and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d)        Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company and the Subsidiary maintain accounts and the names of all Persons authorized to make withdrawals therefrom.

(e)        The accounts receivable of the Company (collectively, the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business and consistent with past practice and represent bona fide claims against debtors for sales and other charges. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business and consistent with past practice and (ii) represented or shall represent bona fide claims against debtors for sales and other charges. To the knowledge of the Company, none of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that would reasonably be expected to give rise to any such claim. No material amount of Accounts Receivable is contingent upon the performance by the Company or the Subsidiary of any obligation or Contract other than normal warranty repair and replacement. To the knowledge of the Company, no Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the last day of the month preceding the Agreement Date, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. No amount of Accounts Receivable are subject to asserted warranty claims by customers.

(f)        Each of the Company and the Subsidiary has established and maintains a system of internal accounting controls that are sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of their financial statements in conformity with GAAP and to maintain accountability for their assets in all material respects. None of the

Company, the Subsidiary, the Company’s independent auditors or, to the knowledge of the Company, any current or former employee, consultant or director of the Company or the Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or the Subsidiary’ management or other current or former employees, consultants or directors of the Company or the Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Subsidiary, or any claim or allegation regarding any of the foregoing. None of the Company, the Subsidiary or, to the knowledge of the Company, any Representative of the Company or the Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or the Subsidiary or their internal accounting controls or any material inaccuracy in the financial statements of the Company or the Subsidiary. No attorney representing the Company or the Subsidiary, whether or not employed by the Company or the Subsidiary, has reported to the Board or any committee thereof (or any similar body of the Subsidiary) or to any director or officer of the Company or the Subsidiary evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, the Subsidiary or their Representatives. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s or the Subsidiary’s internal controls that have adversely affected the Company’s or the Subsidiary’s ability to record, process, summarize and report financial data.

2.5        Absence of Changes. Since the Company Balance Sheet Date, the Company and the Subsidiary have conducted the Business only in the ordinary course of business and consistent with past practice. Between the Company Balance Sheet Date and the Agreement Date, (a) there has not occurred any event that is material and adverse with respect to the Company and the Subsidiary (taken as a whole) and (b) neither the Company nor the Subsidiary has done, caused or permitted any action that would constitute a breach of Section 4.2 if such action were taken by the Company or the Subsidiary, as applicable, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Effective Time.

2.6        Litigation. There is no Legal Proceeding to which the Company or the Subsidiary is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company, the Subsidiary or any of their respective assets or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or the Subsidiary), and, to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company or the Subsidiary, or any of their respective assets, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or the Subsidiary). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or the Subsidiary or any of their respective assets or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or the Subsidiary) based upon: (i) entry into this Agreement or any of the agreements contemplated by this Agreement or any of the Transactions, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company or the Subsidiary regarding its assets or (iii) any claim that the Company or the Subsidiary has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. Neither the Company nor the Subsidiary has any Legal Proceeding pending against any other Person.

2.7        Restrictions on Business Activities. There is no Contract or Order binding upon the Company or the Subsidiary that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company or the Subsidiary, any acquisition of property by the Company or the Subsidiary or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or the Subsidiary to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.8        Compliance with Laws; Governmental Permits.

(a)        The Company and the Subsidiary has complied in all material respects with, is not in violation in any material respect of, and has not received any notice of violation with respect to, Applicable Law.

(b)        The Company and the Subsidiary has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or the Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Schedule 2.8(b) of the Company Disclosure Letter identifies each Company Authorization. Neither the Company nor the Subsidiary has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and the Subsidiary has materially complied with all of the terms of the Company Authorizations.

2.9        Title to, Condition and Sufficiency of Assets; Real Property.

(a)        Each of the Company and the Subsidiary has good and marketable title to, or valid leasehold interest in all of its tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such tangible properties and assets that afford the Company and the Subsidiary valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)        The assets and properties owned by each of the Company and the Subsidiary (i) constitute all of the assets and properties that are necessary for the Company and the Subsidiary to conduct and operate the Business as conducted as of the Closing and (ii) constitute all of the assets and properties that are used in the conduct of the Business as conducted as of the Closing.

(c)        Schedule 2.9(c) of the Company Disclosure Letter identifies each parcel of real property leased by the Company or the Subsidiary. The Company has provided to Acquirer accurate and complete copies of all leases, subleases and other agreements under which the Company or the Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor the Subsidiary currently owns any real property.

2.10      Intellectual Property.

(a)        As used herein, the following terms have the meanings indicated below:

(i)        “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, or data licensed from the Company.

(ii)        “Company Data Agreement” means any Contract involving Company Data to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound.

(iii)        “Company Intellectual Property” means any Company-Owned Intellectual Property and any Third-Party Intellectual Property that is used by the Company or the Subsidiary.

(iv)        “Company-Licensed IP” means all Intellectual Property Rights and Technology licensed by the Company from a third party.

(v)        “Company-Owned Data” means each element of data collected, generated, or received that the Company or the Subsidiary owns, or purports to own.

(vi)        “Company-Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or the Subsidiary (it being understood that “Company-Owned Intellectual Property” shall include all Company Registered Intellectual Property).

(vii)        “Company Intellectual Property Agreement” means any Contract or standard terms of service involving Company-Owned Intellectual Property, to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound.

(viii)        “Company Personal Data Agreement” means any Contract or standard terms of service involving Personal Data, to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound.

(ix)        “Company Privacy Policies” means, collectively, any and all of the Company’s or the Subsidiary’s published (A) internal and external data protection, data usage, data privacy and security policies and notices, and (B) public representations about the Processing of Personal Data by the Company (including representations on Company Websites and in published marketing materials).

(x)        “Company Products” means all products and services owned, developed, marketed, licensed, sold, distributed, or performed by or on behalf of the Company or the Subsidiary.

(xi)        “Company Registered Intellectual Property” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Authority, including all patents, registered copyrights, registered trademarks and domain names, and all applications for any of the foregoing.

(xii)        “Company Websites” means all web sites owned, operated or hosted by the Company or the Subsidiary or through which the Company or the Subsidiary conducts its Business (including those web sites operated using the domain names listed on Schedule 2.10(b) of the Company Disclosure Letter).

(xiii)        “EEA” means the European Economic Area, as constituted from time to time, and shall be deemed to include Switzerland and the United Kingdom.

(xiv)        “ICT Infrastructure” means the information and communications technology infrastructure and systems (including Software, hardware, firmware and networks) used in the Business.

(xv)        “Intellectual Property” means (A) Intellectual Property Rights and (B) Technology.

(xvi)        “Intellectual Property Rights” means any and all past, present, and future rights in, whether registered or unregistered, which may exist or be created under the laws of any jurisdiction in the world: (i) patents, utility models, industrial designs, design patents and applications therefor (and any patents that issue as a result of those patent applications) and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world; (ii) trade secret rights and other rights in confidential and proprietary information and know-how; (iii) trade names, logos, trade dress, trademarks and service marks, logos, slogans, hash tags, including any and all goodwill associated with and symbolized by the foregoing items and any registrations and applications for registration therefor; (iv), Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses; (v) rights associated with works of authorship, including exclusive exploitation rights, copyrights, copyright registrations and applications therefor, design rights, and moral rights therein, and all other intangible rights corresponding thereto, (vi) rights associated with mask works, mask work registrations and applications therefor, and any other rights associated with semiconductors and integrated circuits, including designs, layouts, architectures and topologies, however denominated; (vii) rights in databases and data collections (including knowledge databases, customer lists and customer databases); (viii) any other proprietary rights in Technology of every kind and nature; and (ix) all past, present and future claims, causes of action, benefits and privileges arising out of or related to infringement, misappropriation or use of any of the foregoing.

(xvii)        “Open Source Materials” means any Software or other material that is licensed, provided or distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD license, MIT License, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xviii)        “Software” means any and all computer programs, operating systems, applications systems, firmware or software code of any nature, in any form, including source code and executable or object code, whether operational or under development, and any derivations, updates, enhancements and customizations of any of the foregoing, whether in machine-readable form, programming language or any other language or symbols and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

(xix)        “Standard Software” means non-customized “off-the-shelf” Software that is generally commercially available on standard terms, is licensed to the Company or the Subsidiary on a non-exclusive basis for aggregate annual fees less than $50,000, and is not redistributed with or used in the development or provision of the Company Products.

(xx)        “Technology” means and includes algorithms, apparatus, diagrams, discoveries, ideas, inventions (whether or not patentable), know-how, methods, network configurations and architectures, processes, confidential or proprietary information, protocols, schematics, specifications, technical data, Software, subroutines, techniques, user interfaces, web sites, works of authorship, documentation (including instruction manuals, samples, studies, and summaries), databases and data collections, any other forms of technology, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

(xxi)        “Third-Party Intellectual Property” means any and all Intellectual Property owned or purported to be owned by a third party.

(b)        Company Registered Intellectual Property. Schedule 2.10(b) of the Company Disclosure Letter sets forth an accurate and complete list of (i) all Company Registered Intellectual Property, (ii) registered proprietor for each Company Registered Intellectual Property, (iii) the status of such registration or application, (iv) the jurisdictions in which such Company Registered Intellectual Property has been issued or registered and the applicable application, registration, or serial or other similar identification number, (v) all actions, to the knowledge of the Company or its outside counsel that handles the Company’s Intellectual Property prosecution and maintenance, that are required to be taken by the Company within 180 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances) of the Company Registered Intellectual Property, (vi) any other Person that has an ownership interest in such item of Company Registered Intellectual Property and the nature of such ownership interest, and (vii) all material unregistered trademarks used by the Company, including in connection with any Company Products.

(c)        Status. The Company and the Subsidiary (i) have full title and exclusive ownership of all Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances), and (ii) are duly licensed under or are otherwise authorized to use all other Company Intellectual Property in the conduct of the Business. The Company–Owned Intellectual Property together with the Company-Licensed IP constitutes all of the Intellectual Property necessary for Acquirer’s conduct of, or that are used in or held for use for, the Business without: (A) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property or (B) the breach or violation of any Contract. Neither the Company nor the Subsidiary has transferred (in whole or in part) ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title, claim in or lien on any of the Company-Owned Intellectual Property or Company-Owned Data.

(d)        Validity. (i) Each item of Company Registered Intellectual Property is, to the knowledge of the Company, valid (or in the case of applications, applied for), subsisting and enforceable, (ii) all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid, and (iii) all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and the Subsidiary’s ownership interests therein. The Company has provided to Acquirer’s outside counsel tangible copies of all of the Company’s and the Subsidiary’s pending patent applications. No interference, opposition, reissue, reexamination, or other proceeding has been filed or is pending or, to the knowledge of the Company, threatened, in which the scope, validity, or enforceability of any Company Intellectual Property is being, has been, or could reasonably be expected to be, contested or challenged. No application or registration for any Company Registered Intellectual Property filed or maintained by or on behalf of the Company, or to the knowledge of the Company, filed or maintained by a third party with respect to any Company-Licensed IP that is licensed exclusively to the Company or the Subsidiary, has been abandoned, allowed to lapse, or rejected. The Company and the Subsidiary have not engaged in Patent or copyright misuse or any fraud or inequitable conduct in connection with any Company Registered Intellectual Property. The Company and the Subsidiary, and to the knowledge of the Company, its patent counsel, have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to any Patents included in the Company Registered Intellectual Property. No Trademark owned, used, or applied for by the Company or the Subsidiary conflicts or interferes with any trademark or trade name owned, used, and applied for by any other Person. To the knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or could reasonably be expected to result in, the abandonment of any material Trademark (whether registered or unregistered) owned, used, or applied for by the Company or the Subsidiary.

(e)        No Assistance. No funding, facilities, or personnel of any Governmental Entity or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company-Owned Intellectual Property. Neither the Company nor the Subsidiary is or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company or any such Subsidiary to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property.

(f)        Founders. All rights in, to and under all Intellectual Property created by the Company’s or the Subsidiary’s founders for or on behalf of the Company or the Subsidiary (i) prior to the inception of the Company or the Subsidiary or (ii) prior to their commencement of employment or engagement as a consultant with the Company or the Subsidiary have been duly and validly assigned to the Company or the Subsidiary.

(g)        Invention Assignment and Confidentiality Agreement. Each Person who is or was an employee, officer, director, consultant or contractor of the Company and who is or was involved in the design, conception, creation or development of any Technology or Intellectual Property Rights in connection with his or her employment or engagement with the Company has signed a valid, enforceable agreement containing an effective assignment to the Company of all such Technology and

Intellectual Property Rights, a waiver of moral rights, and confidentiality provisions protecting such Technology and Intellectual Property Rights. All rights in, to and under all Technology and Intellectual Property Rights created by the Company’s current or former employees, officers or directors for or on behalf of the Company (i) prior to the inception of the Company, (ii) prior to such individual’s commencement of employment or engagement with the Company, or (iii) included in any invention disclosures that are not the subject matter of filed patent applications as of the date of this Agreement, have been duly and validly assigned to the Company. To the knowledge of the Company, no current or former employee, consultant, advisor or contractor of the Company (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee, consultant, advisor or contractor being employed by, or performing services for, the Company, or using trade secrets or proprietary information of others without permission, or (ii) has created or developed any Technology or Intellectual Property Rights for the Company that is subject to any agreement under which such employee, consultant, advisor or contractor has assigned or otherwise granted to any third party any rights in or to such Technology or Intellectual Property Rights. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in this Section 2.10(g).

(h)        Protection of Information. The Company and the Subsidiary have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and the Subsidiary or provided by any third party to the Company or the Subsidiary (“Confidential Information”), including all proprietary information that the Company or its Subsidiary holds, or purports to hold, as a trade secret. All current and former employees and contractors of the Company and the Subsidiary and any third party having access to Confidential Information have executed and delivered to the Company and the Subsidiary a written legally binding agreement regarding the protection of such Confidential Information. There has been no breach of confidentiality obligations by the Company or the Subsidiary or, to the knowledge of the Company, by any third party with respect to the Company’s or the Subsidiary’s Confidential Information.

(i)        Infringement by Others. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor the Subsidiary has sent a notice to any third party alleging infringement or misappropriation of any Intellectual Property. Neither the Company nor the Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. Section 2.10(i) of the Company Disclosure Letter accurately identifies as of the Closing (and the Company has provided to Acquirer an accurate and complete copy of each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any representative of the Company regarding) any actual, alleged, or suspected infringement or misappropriation of any Company-Owned Intellectual Property, including any written communication inviting any Person to take a license, ownership, interest, release, covenant not to sue or the like with respect to any Company-Owned Intellectual Property, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

(j)        Non-Infringement. Neither the Company’s nor the Subsidiary’s conduct of the Business, including the manufacture, distribution, and sale of Company Products, has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating or otherwise violating, any Intellectual Property Right or any other proprietary right of any other Person. No infringement, misappropriation, or similar claim or Legal Proceeding is pending or threatened in writing against the Company or against any Person who may be entitled to be indemnified or reimbursed by the Company with respect to such claim or Proceeding. The Company has not received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person, including any notice or communication inviting the Company to take a license under any Intellectual Property Right. No claim or Proceeding involving any Company-Licensed IP is pending or has been threatened.

(k)        Licenses; Agreements.

(i)        Company Inbound IP Licenses. Section 2.10(k)(i) of the Company Disclosure Letter accurately identifies (i) all Company-Licensed IP (other than Standard Software), (ii) the corresponding Contract or Contracts pursuant to which such Company-Licensed IP is licensed to the Company (the “Company Inbound IP Licenses”), and (iii) whether the license or licenses granted to the Company is or are, as the case may be, exclusive or nonexclusive.

(ii)        Company Outbound IP Licenses. Section 2.10(k)(ii) of the Company Disclosure Letter accurately identifies as of the Closing Date each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company-Owned Intellectual Property, or pursuant to which the Company has agreed not to enforce any Intellectual Property Right against any Person (the “Company Outbound IP Licenses”). The Company is not bound by, and no Company-Owned Intellectual Property is subject to, any Contract containing any express covenant or other provision that in any way limits or restricts the ability of the Company to use, assert (other than against the Persons that are parties to Company Outbound IP Licenses), enforce, or otherwise exploit any Company-Owned Intellectual Property anywhere in the world. The Company has not transferred, and has not agreed to assign or transfer, ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Technology or Intellectual Property Right to any Person. The Company is not, and to the knowledge of the Company, no other parties are, in breach of any Company Intellectual Property Agreement, and there are no disputes regarding the scope of, or payments required pursuant to, any such Company Intellectual Property Agreement between the parties thereof.

(iii)        Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements: (i) at and after the Closing, the Surviving Corporation (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s and the Subsidiary’s’ rights under the Company Intellectual Property Agreements to the same extent the Company and the Subsidiary would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or the Subsidiary would otherwise be required to pay; (ii) no Company Intellectual Property Agreement requires the Company or the Subsidiary to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, hosting, distribution, publication or sale of that Company Product; (iii) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property; and (iv) no third party that has licensed Intellectual Property Rights to the Company or the Subsidiary has ownership or license rights to improvements or derivative works made by the Company or the Subsidiary in the Third-Party Intellectual Property that has been licensed to the Company or the Subsidiary.

(l)        Certain Effects. Neither the execution and performance of this Agreement nor the consummation of the Transactions and the assignment to Acquirer and/or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company or the Subsidiary is a party or by which any of their respective assets are bound, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) a loss or impairment of any Company Intellectual Property; (iii) a breach of, termination of, or acceleration or modification of any right or obligation under any Company Intellectual Property Agreement; or (iv) the release, disclosure, or delivery of any Company Intellectual Property by or to any escrow agent or other Person.

(m)        Software. None of the Software used in the operation of the business of the Company as currently conducted, including in or for the Company Products (collectively, the “Company Software”), (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software, which bug, defect or error cannot be fixed in the ordinary course of business, or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software, which failure cannot be cured using commercially reasonable efforts.

(n)        Malicious Code. To the Company’s knowledge, no Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). The Company and the Subsidiary implement commercially reasonable measures designed to prevent the introduction of Malicious Code into Company Software, including firewall protections and regular virus scans.

(o)        Source Code. Neither the Company nor the Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor has there been any unauthorized or inadvertent disclosure of, any source code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or the Subsidiary of any source code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any source code.

(p)        Open Source Software. Schedule 2.10(p)(i) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or the Subsidiary) and identifies the licenses under which such Open Source Materials were used. The Company and the

Subsidiary are in material compliance with the terms and conditions of all licenses for the Open Source Materials. Except as set forth on Schedule 2.10(p)(ii) of the Company Disclosure Letter, the Company and the Subsidiary have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) otherwise used Open Source Materials, in such a way that, in each case with respect to clauses (i) through (iii), creates, or purports to create, obligations for the Company or the Subsidiary with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other Software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(q)        Information Technology. The information technology systems used by the Company and the Subsidiary (“IT Systems”) are reasonably sufficient for the business of the Company as currently conducted, including with the respect to redundancy, reliability, scalability and security. Without limiting the foregoing, (i) the Company and the Subsidiary have taken reasonable steps and implemented reasonable procedures to protect the IT Systems they own or control from Malicious Code, and (ii) the Company and the Subsidiary have in effect commercially reasonable disaster recovery plans, procedures and facilities for their businesses and have taken reasonable steps designed to safeguard the security and the integrity of the IT Systems they own or control. To the knowledge of the Company, there have been no unauthorized intrusions or breaches of security with respect to the IT Systems. The Company and the Subsidiary have implemented all security patches or upgrades that are, to the Company’s knowledge, generally available for the IT Systems they own or control.

(r)        Standards Bodies. The Company is not and has never been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property or to refrain from enforcing any Company-Owned Intellectual Property.

(s)        Data Privacy and Security.

(i)        The Company and the Subsidiary comply, and at all times have complied with the Company Privacy Policies, Company Personal Data Agreements (except to the extent such non-compliance would not reasonably be expected to be material to the Company or the Business), and Privacy Laws (collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the assignment to Acquirer of all of the Company Data and other information relating to the Company’s and the Subsidiary’s end users, employees, vendors or clients, or any other category of individuals, will cause, constitute or result in a material breach or violation of any Company Privacy Commitments. For the avoidance of doubt, all Personal Data held or controlled by the Company is an asset that will be transferred as part of the Merger, as contemplated by section 1798.140(t)(2)(D) of the California Consumer Privacy Act of 2018, Cal. Civ. Code § 1798.100 et seq. All current Company Privacy Policies published by the Company and/or the Subsidiary are, and all prior Company Privacy Policies have, when in effect, been, materially accurate and complete and have not misrepresented, in any manner (including by omission), the Company’s and/or the Subsidiary’s Personal Data Processing practices, including the privacy or security of Personal Data.

(ii)        The Company and the Subsidiary have implemented and maintain an information security program that complies with industry standard practices and materially complies with Company Privacy Commitments (an “Information Security Program”) and the Company and the Subsidiary act in material compliance therewith. The Company and the Subsidiary have required all vendors and other third Persons who Process Personal Data on behalf of the Company or the Subsidiary (“Processors”) to comply with the Information Security Program. To the knowledge of the Company, such Processors have not breached any Contracts pertaining to Personal Data Processed by such Persons on behalf of Company or the Subsidiary. The Company and the Subsidiary have acted in material compliance with the Information Security Program, taken commercially reasonable steps to confirm the reliability of their respective employees and contractors who have access to Personal Data, train such employees and contractors on all applicable aspects of the Information Security Program, and subject all employees and contractors with the authority and/or ability to access such data to obligations of confidentiality with respect to such data.

(iii)        The Company and the Subsidiary have not received notice of and, to the Company’s knowledge, there is no circumstance (including any circumstance arising as a result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including an end user): (A) alleging or confirming non-compliance with a relevant requirement of Company Privacy Commitments, (B) other than data subject requests, requiring or requesting the Company or the Subsidiary to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Personal Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or the Subsidiary or (D) claiming compensation or damages from the Company or the Subsidiary. Neither the Company nor the Subsidiary has been involved in any Legal Proceedings involving non-compliance or alleged non-compliance with Company Privacy Commitments.

(iv)        No security incident, including malware, ransomware, virus, compromise of credentials, denial-of-service attack, unauthorized intrusion, violation of any data security policy, breach, or unauthorized access in relation to Personal Data, involving the Company (a “Security Incident”) has occurred, nor has a Security Incident been threatened against the Company. No circumstance has arisen in which: (A) Applicable Laws (including Privacy Laws) or Company Personal Data Agreements would require the Company or the Subsidiary to notify a Governmental Entity or any other Person of a Security Incident or (B) applicable guidance or codes or practice promulgated under Applicable Laws (including Privacy Laws) or Company Personal Data Agreements would recommend the Company or the Subsidiary to notify a Governmental Entity or any other Person of a Security Incident.

2.11      Taxes.

(a)        Each of the Company and the Subsidiary has properly completed and filed all income and other material Tax Returns required to be filed by or with respect to it prior to the Closing Date, has paid all material Taxes required to be paid by or with respect to it ( whether or not shown on any Tax Return). All such Tax Returns are complete and accurate in all material respects and prepared in compliance with Applicable Law. There are no Encumbrances for Taxes against any of the assets or properties of the Company or the Subsidiary, other than statutory liens for current taxes not yet due and payable.

(b)        The Company has delivered to Acquirer accurate and complete copies of all income Tax Returns, examination reports and statements of deficiencies, and notices of proposed deficiencies assessed against the Company and the Subsidiary for Taxable periods ending on or after December 31, 2016.

(c)        The Company Balance Sheet reflects all material Liabilities for accrued and unpaid Taxes of the Company and the Subsidiary for periods (or portions thereof) through the Company Balance Sheet Date. Neither the Company nor the Subsidiary has incurred any material Liability for unpaid Taxes since the Company Balance Sheet Date except for Taxes arising in the ordinary course of business and consistent with past practice (other than those arising as a result of the Transactions). Neither the Company nor the Subsidiary has any material Liability for Taxes in excess of the current Liability for such Taxes included in the final determination of the Adjusted Purchase Price.

(d)        There is (i) no pending audit of, or Legal Proceeding with respect to, any Taxes or Tax Return of the Company or the Subsidiary that is being conducted by a Tax Authority that has not been finally resolved, (ii) no extension of any statute of limitations on the assessment of any Taxes granted with respect to the Company or the Subsidiary currently in effect and (iii) no currently effective agreement pursuant to which the Company or the Subsidiary is the beneficiary of an extension of time for filing any Tax Return (other than customary extensions (of no more than seven months) of the due date for filing a Tax Return obtained in the ordinary course of business and available automatically under applicable Law) that has not been filed. Neither the Company nor the Subsidiary has received any written claim from any Tax Authority in a jurisdiction where it does not file a Tax Return that it is or may be subject to taxation by that jurisdiction that would be the subject of such Tax Return, which claim has not been finally resolved.

(e)        Neither the Company nor the Subsidiary is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and neither the Company nor the Subsidiary has any material Liability to another Person under any such agreement, in each case, other than pursuant to a customary commercial Contract entered into in the ordinary course of business with a person that is not an Company Securityholder (or an Affiliate of a Company Securityholder) the principal purpose of which is not related to Taxes.

(f)        Each of the Company and the Subsidiary has disclosed on its Tax Returns any Tax reporting position taken therein that would reasonably be expected to result in the imposition of penalties for a substantial understatement of federal income Tax under Section 6662 of the Code or any comparable provisions of state, local or non-U.S., Applicable Law.

(g)        Neither the Company nor the Subsidiary has consummated or participated in, and is not currently participating in, any transaction that was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor the Subsidiary has been a party to a “listed transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulation Section 1.6011-4(b).

(h)        Neither the Company nor the Subsidiary (or any predecessor of any of the foregoing) is or has ever been a member of a consolidated, combined, unitary or aggregate group (of which the Company was not the common parent corporation).

(i)        Neither the Company nor the Subsidiary has any Liability for the Taxes of any other Person (other than with respect to any intercompany Liabilities) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), as a transferee or successor, or by Contract (other than pursuant to any Contract entered into in the ordinary course of business the principal purpose of which is not related to Taxes).

(j)        Neither the Company nor the Subsidiary (nor Acquirer or its Affiliates, with respect to the Tax items of the Company or the Subsidiary) will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) incorrect method of accounting used during a taxable period (or portion thereof) ending on or prior to the Closing Date, or a change in method of accounting made or required to be made by the Company on or prior to the Closing, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding provision of Applicable Law) or any other comparable agreement with a Tax Authority executed prior to the Closing, (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring prior to the Closing, (iv) installment sale or open transaction disposition made by the Company or the Subsidiary prior to the Closing, or (v) prepaid amount received or deferred revenue received or accrued by the Company or the Subsidiary on or prior to the Closing outside the ordinary course of business. Neither the Company nor the Subsidiary has any liability in connection with Section 965 of the Code. Neither the Company nor the Subsidiary is bound by any Tax sharing or similar Agreement with any Company Securityholder that would give rise to any liability of the Company or the Subsidiary after the Closing. Immediately after the Closing, the Subsidiary will not own any assets that constitute “US Property” within the meaning of Section 956 of the Code. No withholding Taxes are required to be paid in connection with any payment or other delivery of value in connection with the Convertible Notes. Except for the Company Capital Stock, the Company does not have any indebtedness or other instrument outstanding that is properly characterized as equity for U.S. federal income tax purposes.

(k)        Neither the Company nor the Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(l)        Neither the Company nor the Subsidiary has requested or is bound by any private letter ruling from the IRS issued with respect to the Company or the Subsidiary (or any comparable Tax ruling from any other Tax Authority).

(m)        Neither the Company nor the Subsidiary is a party to any joint venture, partnership or other Contract or arrangement that is properly treated as a partnership for U.S. federal income Tax purposes.

(n)        Neither the Company nor the Subsidiary is subject to material taxation in any jurisdiction located outside the country of its incorporation or organization .

(o)        Neither the Company nor the Subsidiary is, or has ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(p)        Neither the Company nor the Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(q)        Each of the Company and the Subsidiary has (i) complied in all material respects with all Applicable Laws relating to the payment, reporting and withholding of Taxes , and (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or compensation and paid over to the proper Tax Authorities (or is properly holding for such payment) all material Taxes required to be so withheld and paid over under Applicable Law.

(r)        Neither the Company nor the Subsidiary owns any interest in any passive foreign investment company (as defined in Section 1297 of the Code) .

(s)        Schedule 2.11(s) of the Company Disclosure Letter (i) sets forth the entity classification for U.S. federal Tax purposes of the Company and the Subsidiary and (ii) includes an accurate and complete listing of each entity classification election and change in entity classification election that has been made within the last sixty (60) months for U.S. federal Tax purposes.

(t)        Neither the Company nor the Subsidiary is a party to a “gain recognition agreement” within the meaning of the U.S. Treasury Regulations promulgated under Section 367 of the Code.

(u)        The Subsidiary is not and has not been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code nor is it treated as a U.S. corporation under Section 7874(b) of the Code.

(v)        To the Company’s Knowledge, the prices for any property or services (or for the use of any property) provided by the Subsidiary to the Company or by the Company to the Subsidiary are arm’s length prices for purposes of all applicable transfer pricing laws, including the Treasury Regulations promulgated under Section 482 of the Code.

(w)        All service providers of the Company and the Subsidiary have properly been classified as independent contractors or employees of the Company or the Subsidiary, as applicable, in accordance with Applicable Law.

(x)        Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, either alone or in combination with another event (whether contingent or otherwise) will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.11(x) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing will be, with respect to the Company or the Subsidiary, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date.

(y)        Since January 1, 2020, neither the Company nor the Subsidiary has (i) taken any action related to the COVID-19 pandemic with respect to their employees or other service providers, including implementing workforce reductions, terminations, furloughs or changes to compensation, benefits or working schedules, or changes to Company Employee Plans, or (ii) applied for or received loans, deferred Taxes, or claimed any Tax credits under any Applicable Law, regulation, Order or directive issued by any Governmental Entity or public health agency in connection with the COVID-19 pandemic, and, in any case, none of the foregoing actions are reasonably anticipated.

(z)        Neither the Company nor the Subsidiary has taken any action (or agreed to any action being taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(aa)         Notwithstanding anything to the contrary in this Section 2.11, the Company makes no representations or warranties in this Section 2.11 regarding the amount or availability in a Tax period beginning after the Closing Date of any net operating loss carryforward or research and development tax credit carryforward arising in a Pre-Closing Tax Period, except as explicitly set forth in Section 2.11(j). No representation or warranty contained in this Section 2.11 (other than Sections 2.11(e), (h), (i), (j), (k),(l), (r), (s), or (u)) shall give rise to any indemnification liability for which a Converting Securityholder is responsible pursuant to this Agreement imposed in any Taxable period (or portion thereof) beginning after the Closing Date.

2.12     Employee Benefit Plans and Employee Matters.

(a)        Schedule 2.12(a) of the Company Disclosure Letter lists, as of the Agreement Date, all material Company Employee Plans; provided, that, with respect to any such arrangement or agreements which do not materially differ from a form, Section 2.12(a) of the Company Disclosure Letter lists the form thereof. For purposes of this Agreement, “Company Employee Plans” shall mean: (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee of the Company, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, group legal, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance, death benefit or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, in each case, written or otherwise, which is maintained, sponsored or contributed to by the Company or the Subsidiary or as to which any unsatisfied obligation or liability (fixed or contingent, direct or indirect) of the Company or the Subsidiary remain for the benefit of, or relating to, any present or former employee, individual consultant or non-employee director of the Company or the Subsidiary.

(b)        The Company does not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has made available to Acquirer (i) an accurate and complete copy of each of the Company Employee Plans, (ii) any related trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, (iii) for the past three years, any actuarial reports, financial statements, and any material employee communications relating thereto and(iv) with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Acquirer accurate and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Acquirer an accurate and complete copy of the most recent favorable IRS determination or opinion letter issued with respect to each such Company Employee Plan, and, to the Knowledge of the Company, nothing has occurred since the issuance of each such letter that would reasonably be expected to adversely affect the Tax-qualified status of any such Company Employee Plan. Each trust established in connection with any Company Employee Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. All individuals who, pursuant to the terms of any material Company Employee Plan, are entitled to participate in such Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing.

(c)        None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been maintained and administered in all material respects in accordance with its terms and in material compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and each of the Company and the Subsidiary has performed all material obligations required to be performed by it under, and is not in any material respect in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. None of the Company, the Subsidiary or any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans. All contributions, payments and premiums (including employee salary reduction contributions) related to any Company Employee Plan have been made within the time periods prescribed by the terms of such plan and Applicable Law, to the extent not yet due, have been properly accrued on the Financial Statements to the extent required to be accrued under applicable accounting principles in accordance with the terms of the Company Employee Plan and all Applicable Laws and accounting standards. With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company, the Subsidiary and each ERISA Affiliate has prepared in good faith and timely filed all requisite governmental reports (which were accurate and complete as of the date filed) in all material respects, including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. With respect to each Company Employee Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Employee Plan have occurred, and (ii) no lien has been imposed under the Code, ERISA or any other applicable law, and (iii) the Company has not made any filing in respect of such Company Employee Plan under the Employee Plans Compliance Resolution System, the Department of Labor Delinquent Filer Program or any other voluntary correction program. No Company Employee Plan is maintained through a human resources and benefits outsourcing entity or professional employer organization.

(d)        Other than any such amendment required by Applicable Law, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any Subsidiary relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(e)        No Company Employee Plan is, and none of the Company, the Subsidiary or ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has at any time maintained, established, sponsored, participated in, or contributed to, or has any obligation or liability (whether fixed or contingent, direct or indirect) with respect to (i) any pension plan (within the meaning of Section 3(2) of ERISA) or other plan that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or (iv) any “multiple employer plan” as such term is defined in Section 413(c) of the Code. Without limiting the foregoing, none of the Company, the Subsidiary or any ERISA Affiliate has incurred any Liability under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and none of the Company, the Subsidiary or any ERISA Affiliate reasonably expects to incur any such Liability. Neither the Company nor any of its Subsidiaries is or has ever been the “employer” or is, or in the last six years has been, an “associate of” or “connected with” the “employer” (as those words in quotation marks are used in the UK Pensions Act 2004) of any UK defined benefit pension arrangement. No current or former UK employee of the Company or any of its Subsidiaries transferred to the Company or any such Subsidiary under the Transfer of Undertakings (Protection of Employment) Regulations 2006 (or equivalent legislation) at any time in circumstances where they were a member of a defined benefit pension plan with any former employer.

(f)        No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of any jurisdiction outside of the United States.

(g)        The Company has made available to Acquirer accurate and complete copies of all election statements under Section 83(b) of the Code in its possession, together with evidence of timely filing of such election statements with the appropriate IRS Center, made with respect to Company Common Stock that was issued to a service provider or former service provider of the Company and that was subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code on the purchase or issuance date, as applicable.

(h)        Each nonqualified deferred compensation plan to which the Company or the Subsidiary is a party complies in all material respects with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in all material respects in accordance with such requirements. No compensation has been or would reasonably be expected to be includable in the gross income of any current or former employee or other service provider of the Company or the Subsidiary as a result of the operation of Section 409A of the Code. No amounts paid or payable by the Company or the Subsidiary are subject to any Tax or penalty imposed under Section 457A of the Code. The Company and the Subsidiary are under no obligation to gross up any Taxes or reimburse any

Taxes to any Person, including with respect to any Tax-related payments under Section 409A of the Code or Section 280G of the Code.

(i)        The exercise price of all Company Options is and has at all times been at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted (within the meaning of Treasury Regulation Section 1.409A-1(b)(5)(vi)(B)). All Company Options cover “service recipient stock” (as defined under Treasury Regulation Section 1.409A-1(b)(5)(iii)) with respect to the grantor thereof. All Company Options (including the exercise price or methodology for determining the exercise price and substantive terms thereof) have been appropriately authorized by the Board or an appropriate committee thereof as of the applicable date of grant. No Company Options have been retroactively granted, or the exercise price of any such Company Option determined retroactively, in any case, in contravention of any Applicable Law.

(j)        The Company and the Subsidiary is and has been in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, harassment and retaliation in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants and the proper classification of employees as exempt or non-exempt), wages, hours and occupational safety and health, employment practices, immigration, including the Immigration Reform and Control Act, and all other Applicable Laws relating to employment or labor matters. Neither the Company nor the Subsidiary is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Without limiting the foregoing, the Company and the Subsidiary have materially complied with and are in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder, (vii) the Patient Protection and Affordable Care Act of 2010 and are not subject to an assessable payment under Section 4980H of the Code and (viii) the United Kingdom’s National Minimum Wage Act 1998 and related secondary legislation, (iv) the United Kingdom’s Working Time Regulations 1998 and the Working Time Directive (2003/88/EC) (including in respect of the calculation of holiday pay), and the United Kingdom’s Equality Act 2010.

(k)        The Company and the Subsidiary have paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor the Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company or the Subsidiary under any workers compensation plan or policy or for long term disability. The Company and the Subsidiary do not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or the Subsidiary and any of their respective employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. The Company maintains accurate and complete Form I-9s with respect to each of its former and current employees in accordance with Applicable Law concerning immigration and employment eligibility verification obligations.

(l)        The Company for itself and for the Subsidiary has provided to Acquirer accurate and complete copies of each of the following: (i) an accurate and complete list of all current and former employees/consultants of the Company or the Subsidiary who are not subject to a confidentiality, non-competition or invention assignment agreement, (ii) the most current management organization chart(s), and (iii) a schedule of bonus commitments made to employees of the Company.

(m)        Neither the Company nor the Subsidiary is or at any time been a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or the Subsidiary and neither the Company nor the Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or the Subsidiary. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or the Subsidiary pending or, to the knowledge of the Company, threatened. Neither the Company nor the Subsidiary, nor to the knowledge of the Company, any of their Representatives has committed any unfair labor practice, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of the Company or the Subsidiary has been dismissed in the 12 months immediately preceding the Agreement Date.

(n)        Schedule 2.12(n) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company or the Subsidiary (other than those agreements entered into with newly hired employees of the Company in the ordinary course of business and consistent with past practice). No employee or contractor of the Company or the Subsidiary is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee or contractor to be employed or engaged (as applicable) by the Company or the Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. No employee of the Company or the Subsidiary has given notice to the Company and, to the knowledge of the Company, no employee of the Company or the Subsidiary intends to terminate his or her employment with the Company or the Subsidiary. Except as set forth on Schedule 2.12(n) of the Company Disclosure Letter, the employment of each of the employees of the Company and the Subsidiary is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and neither the Company nor the Subsidiary has any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, none of the Company or the Subsidiary, or to the knowledge of the Company, any other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or the Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or the Subsidiary of any terms or conditions of employment with Acquirer following the Effective Time.

(o)        Schedule 2.12(o)(i) of the Company Disclosure Letter sets forth an accurate and complete list of all officers, directors and employees of the Company and the Subsidiary, showing each such individual’s name, hire date, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year and any commitments made to any such individual with respect to changes in his or her compensation or benefits. Schedule 2.12(o)(ii) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and whether the employee was recruited from a previous employer. Schedule 2.12(o)(iii) of the Company Disclosure Letter sets forth an accurate and complete list of all of its consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.

(p)        There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s or the Subsidiary’s employees. No claims or allegations have been made against the Company or the Subsidiary, or any director, employee, consultant or independent contractor thereof, for discrimination, sexual or other harassment, or retaliation nor are any such claims threatened or pending nor is there any reasonable basis for such a claim.

(q)        In the past three years, (i) neither the Company nor the Subsidiary has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or the Subsidiary and (iii) neither the Company nor the Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor the Subsidiary has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(r)        Except as required pursuant to or contemplated by an Offer Letter, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation (including any Company Option or other equity award), (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company or the Subsidiary to any Person or (v) limit the Company’s ability to terminate any Company Employee Plan.

(s)        Neither the Company or any Subsidiary have been party to any relevant transfer within the meaning of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (or equivalent transfer under legislation of any other jurisdiction) at any time in the past three years.

2.13      Interested-Party Transactions. None of the officers or directors of the Company or the Subsidiary or, to the knowledge of the Company, any of the other employees of the Company or the Subsidiary or any Company Stockholder, or any of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or the Subsidiary (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or the Subsidiary are a party or by which the Company or the Subsidiary or any of their assets are bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Applicable Law.

2.14      Insurance. The Company and the Subsidiary maintain the policies of insurance and bonds set forth on Schedule 2.14 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.14 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the Agreement Date as well as all material claims made under such policies and bonds since inception. The Company has provided to Acquirer accurate and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company and the Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and the Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.15      Books and Records. The Company has provided to Acquirer accurate and complete copies of (a) all Contracts identified on the Company Disclosure Letter, (b) the Certificate of Incorporation and the Bylaws or equivalent organizational or governing documents of the Company and the Subsidiary, each as currently in effect, (c) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board (or the equivalent body of the Subsidiary), committees of the Board (or the equivalent body of the Subsidiary) and the Company Stockholders, (d) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and the Subsidiary and (e) all currently effective Company Authorizations. The minute books of the Company and the Subsidiary provided to Acquirer contain accurate and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of incorporation of the Company and the organization of the Subsidiary through the Agreement Date.

2.16      Material Contracts.

(a)        Schedules 2.16(a)(i) through (xxvi) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or the Subsidiary is a party that are in effect on the Agreement Date (collectively, the “Material Contracts”):

(i)        any Contract with a (A) Significant Customer or (B) Significant Supplier;

(ii)        any Contract providing for payments by or to the Company or the Subsidiary (or under which the Company or the Subsidiary has made or received such payments) in the period since the Company’s inception in an aggregate amount of $50,000 or more;

(iii)        any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell the Company Products to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company or the Subsidiary;

(iv)        (A) any joint venture, partnership or similar Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or the Subsidiary of royalties to any other Person;

(v)        any separation agreement or severance agreement or Contract providing for the payment of compensation or benefits upon or in connection with the Transactions with any current or former employees or contractors under which the Company or the Subsidiary has any liability or obligation;

(vi)        any Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Common Stock or any other type of Contract with any of the Company’s or the Subsidiary’s officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock, as the case may be, excluding (A) any Contract entered into in the ordinary course of business in connection with such Person’s employment or service relationship with the Company or the Subsidiary and (B) any Contract with respect to the grant or issuance of equity of the Company to such Person;

(vii)        any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope, (B) containing any non-competition covenants or other restrictions, (C) that limits or would limit the freedom of the Company or the Subsidiary or any of their respective successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area, including any grants by the Company or the Subsidiary of exclusive rights or licenses or (II) host, sell, distribute, publish or manufacture any products or services or to purchase or otherwise obtain any Software, components, parts or services, (D) containing any “take or pay,” minimum commitments or similar provisions, (E) which contains performance guarantees, or (F) that is set forth on Schedule 2.12(n) of the Company Disclosure Letter;

(viii)        any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or the Subsidiary or the assets of the Company or the Subsidiary or otherwise seeking to influence or exercise control over the Company or the Subsidiary;

(ix)        any Company Inbound IP License;

(x)        any Company Outbound IP License;

(xi)        any license, sublicense or other Contract (other than a Company Outbound IP License) pursuant to which the Company or the Subsidiary has agreed to any restriction on the right of the Company or the Subsidiary to use or enforce any Company-Owned Intellectual Property rights or pursuant to which the Company or the Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property;

(xii)        any Contracts relating to the membership of, or participation by, the Company or the Subsidiary in, or the affiliation of the Company or the Subsidiary with, any industry standards group or association;

(xiii)        any Contract providing for the development of any Intellectual Property, independently or jointly, either by or for the Company or the Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s or the Subsidiary’s standard form of agreement, copies of which have been provided to Acquirer);

(xiv)        any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or the Subsidiary in the ordinary course of business and consistent with past practice;

(xv)        any Contract to license or authorize any third party to host, publish, distribute, manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xvi)        any Contract containing any indemnification, warranty, support, maintenance or service obligation on the part of the Company or the Subsidiary other than any such Contract entered into by the Company or the Subsidiary in the ordinary course of business and consistent with past practice;

(xvii)        any settlement agreement with respect to any Legal Proceeding;

(xviii)        any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Transactions, either alone or in combination with any other event;

(xix)        any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or the Subsidiary or, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter and except for individual option agreements and related option grant documents to the extent such option agreement and option grant documents are on substantially the forms provided to Acquirer and the material terms of such option are set forth on Schedule 2.2(b) of the Company Disclosure Letter;

(xx)        any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xxi)        any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xxii)        any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxiii)        any Contract for capital expenditures in excess of $200,000 in the aggregate;

(xxiv)        any Contract pursuant to which the Company or the Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $50,000 per annum;

(xxv)        any Contract pursuant to which the Company or the Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any Equity Interest or other material ownership interest in any other Person; and

(xxvi)        any Contract with any Governmental Entity or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b)        All Material Contracts are in written form. Each of the Company and the Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each Material Contract is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or, to the knowledge of the Company, event, occurrence, condition or act, with respect to the Company or the Subsidiary or, to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or the Subsidiary under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor the Subsidiary has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor the Subsidiary has any Liability for renegotiation of Government Contracts.

2.17      Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or its Subsidiary.

2.18      Anti-Corruption Law.

(a)        None of the Company, the Subsidiary or any of their directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company or the Subsidiary, as applicable, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or the Subsidiary in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b)        There have been no false or fictitious entries made in the books and records of the Company and the Subsidiary relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment. Neither the Company nor the Subsidiary has established or maintained a secret or unrecorded fund or account.

(c)        None of the Company, the Subsidiary or any of their Representatives (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.19      Environmental, Health and Safety Matters.

(a)        Each of the Company and the Subsidiary is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties.

(b)        Each of the Company and the Subsidiary possess all of the Environmental Permits necessary to conduct the business, assets and properties as currently conducted, and all such Environmental Permits are in good standing.

(c)        There are no pending, or to the knowledge of the Company, any Environmental Claims or threatened allegations by any Person that the properties or assets of the Company or the

Subsidiary are not, or that their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements.

(d)        No Hazardous Materials are or have been used, generated or stored by the Company or the Subsidiary except in material compliance with applicable Environmental Laws, and there is no site to which the Company or the Subsidiary has transported or arranged for the transport of Hazardous Materials which, to the knowledge of the Company, is the subject of any Environmental Claim.

(e)        Neither the Company nor the Subsidiary has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements.

(f)        To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or the Subsidiary with respect to Environmental, Health and Safety Requirements.

(g)        The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company and the Subsidiary that are in the possession or control of the Company or the Subsidiary, each of which is identified on Schedule 2.19 of the Company Disclosure Letter.

2.20      Export Control Laws. Each of the Company and the Subsidiary has conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which the Company or the Subsidiary conducts business. Without limiting the foregoing: (a) each of the Company and the Subsidiary has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (i) the export, import and re-export of products, services, Software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (b) each of the Company and the Subsidiary is in compliance with the terms of all applicable Export Approvals, (c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or the Subsidiary with respect to such Export Approvals, (d) there are no actions, conditions or circumstances pertaining to the Company’s or the Subsidiary’s export transactions that would reasonably be expected to give rise to any future claims and (e) no Export Approvals for the transfer of export licenses to Acquirer, any of its Affiliates or the Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.21      Customers. Neither the Company nor the Subsidiary have any outstanding material disputes concerning any Company Products with (a) any customer or distributor who, for the year ended December 31, 2020 or the 6 months ended June 30, 2021, was one of the 20 largest sources of revenues for the Company, based on amounts paid or payable to the Company and the Subsidiary with respect to such periods or (b) any Person set forth on Schedule F (each Person in the foregoing clauses (a) and (b), a “Significant Customer”). Each Significant Customer is listed on Schedule 2.21 of the Company Disclosure Letter. Neither the Company nor the Subsidiary has received any information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company and/or the Subsidiary, as applicable (or the Surviving Corporation or Acquirer), after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company and/or the Subsidiary, as applicable. Neither the Company nor the Subsidiary has had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company and/or the Subsidiary, as applicable. Neither the Company nor the Subsidiary has, to the knowledge of the Company, received any information from any Significant Customer that such Significant Customer (i) will not proceed with, will materially delay or postpone the development of, or will materially limit a commercial relationship with the Company or the Subsidiary, as applicable (or the Surviving Corporation or Acquirer), or (ii) will require specifications for manufacturing, quality or use of the Company Products that the Company or the Subsidiary, as applicable, cannot currently meet or exceed.

2.22      Suppliers. Neither the Company nor the Subsidiary have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2020 or the 6 months ended June 30, 2021, was one of the 20 largest suppliers of products and/or services to the Company and the Subsidiary, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”). Each Significant Supplier is listed on Schedule 2.22 of the Company Disclosure Letter. Neither the Company nor the Subsidiary has, to the knowledge of the Company, received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company and/or the Subsidiary, as applicable (or the Surviving Corporation or Acquirer), after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company and/or the Subsidiary, as applicable. The Company and the Subsidiary have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the knowledge of the Company, there is no reason why the Company or the Subsidiary, as applicable, will not continue to have such access on commercially reasonable terms.

2.23        Stockholder Notice. Neither the Stockholder Notice nor any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein) will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

2.24        Reliance. The Company acknowledges that (a) neither Acquirer or Merger Sub nor any other Person has made and neither Acquirer or Merger Sub nor any other Person is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III of this Agreement or in the Acquirer Certificate, and (b) it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III of this Agreement and in the Acquirer Certificate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Acquirer and Merger Sub represent and warrant to the Company as follows:

3.1        Organization and Standing; Merger Sub. Each of Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquirer nor Merger Sub is in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

3.2        Authority; Non-contravention.

(a)        Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer and Merger Sub enforceable against Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)        The execution and delivery of this Agreement by Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s or Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement.

(c)        No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer or Merger Sub to consummate the Transactions.

3.3        Stockholder Notice. None of the information supplied or to be supplied by Acquirer for inclusion in the Stockholder Notice or any amendment or supplement thereto will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.4        Issuance of Shares. The shares of Acquirer Common Stock issuable in the Merger, when issued by Acquirer in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Company and the Company Securityholders herein, will be duly issued, fully paid and non-assessable.

3.5        Reliance. Acquirer acknowledges that (a) neither the Company nor any Person has made and neither the Company nor any other Person is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article II of this Agreement (as qualified by the Company Disclosure Letter), the other Transaction Documents entered into with a Company Securityholder or holder of Convertible Notes or in any Company Certificate, and (b) it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article II of this Agreement (as qualified by the Company Disclosure Letter), the other Transaction Documents entered into with a Company Securityholder or holder of Convertible Notes and in any Company Certificate.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1        Conduct of the Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause the Subsidiary to:

(a)        conduct the Business solely in the ordinary course and consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b)        (i) pay and perform all of its debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business and consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs, revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;

(c)        maintain each of its leased premises in accordance with the terms of the applicable lease;

(d)        promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(e)        promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquirer (following the Effective Time) or the Company and the Subsidiary (taken as a whole);

(f)        promptly notify Acquirer of any inaccuracy in or breach of any representation, warranty or covenant of the Company herein; provided that the phrase “as of the Agreement Date” in any such representation or warranty shall be disregarded for such purpose;

(g)        to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company and the Subsidiary (taken as a whole) or cause any of the conditions to the Closing set forth in Article VI not to be satisfied; and

(h)        keep Acquirer informed of any material actions taken, or expected to be taken, by the Company relating to COVID-19, and shall make senior management of the Company reasonably available for update calls with Acquirer in connection therewith, and consult with Acquirer in good faith prior to implementing any such actions by the Company relating to COVID-19; provided, that nothing in this Agreement shall restrict the Company’s ability to promptly respond to a situation relating to COVID-19 with the intention of minimizing any adverse effect of such situation in relation to the Company or taking any action related thereto that is required by Applicable Law.

No notification under this Section 4.1 shall be required with respect to matters consented to in writing by Acquirer pursuant to Section 4.1 or Section 4.2 or the actual taking of actions contemplated by Schedule 4.2 of the Company Disclosure Letter. In the event of a claim for indemnification for the failure to perform any covenant set forth in this Section 4.1(f) or Section 4.1(g), such claim (and any related Indemnifiable Damages) shall be analyzed separately for: (i) the consequences of the underlying matter as to which notice should have been delivered, which shall be subject to the provisions in this Agreement applicable to the underlying matter; and (ii) the consequences of breach of the obligation to provide the notice required by Section 4.1 or Section 4.2, which shall be subject to the provisions in this Agreement applicable to breaches of covenants.

4.2       Restrictions on Conduct of the Business. Without limiting the generality or effect of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause the Subsidiary not to, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a)        Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents of the Subsidiary;

(b)        Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c)        Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests, except the repurchase from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d)        Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, or (B) Contract requiring a novation or consent in connection with the Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or of the Stockholder Agreement

or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (x) adversely affect the Company or the Subsidiary in any material respect or (y) impair the ability of the Company, the Subsidiary or the Holders’ Agent to perform their respective obligations under this Agreement; provided that this Section 4.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current end users in the ordinary course of business and consistent with past practice;

(e)        Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or Company Warrants that are outstanding as of the Agreement Date, (ii) the issuance of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f)        Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) except as expressly required by the terms of this Agreement, terminate the employment (other than for cause), change the title, office or position, or materially reduce or increase the responsibilities of any employee of the Company or the Subsidiary, (iii) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law) or (iv) add any new members to the Board;

(g)        Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company or the Subsidiary consistent with past practice) to, or any investments in or capital contributions to, including by acquiring any Equity Interest in, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h)        Intellectual Property. (i) Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property (other than granting non-exclusive licenses solely as necessary to enable use of the Company Products in the ordinary course of business consistent with past practice), or transfer or provide a copy of any source code to any Person (including any current or former employee or consultant of the Company or the Subsidiary or any contractor or commercial partner of the Company or the Subsidiary) (other than providing access to source code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business and consistent with past practice), or (ii) dispose of, abandon or permit to lapse any rights in, to or for the use of any Company Intellectual Property, or permit to enter into the public domain any material trade secrets included in the Company Intellectual Property;

(i)        Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business and consistent with past practice;

(j)        Data Privacy. Except in the ordinary course of business, process Personal Data for any new purpose or amend or modify any Company Privacy Policies or the Information Security Program, make any material amendments or modifications to existing Company Personal Data Agreements, including the Company’s and the Subsidiary’s standard form agreements, or enter into any new material Company Personal Data Agreements, except as may be necessary or appropriate to address any Company Privacy Commitments;

(k)        Dispositions. Sell, lease, license or otherwise dispose of or permit to lapse any of its tangible or intangible assets, other than sales and nonexclusive licenses of the Company Products in the ordinary course of business and consistent with past practice, or enter into any Contract with respect to the foregoing;

(l)        Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;

(m)        Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company or the Subsidiary (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business and consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business and consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business and consistent with past practice, in order to accelerate or induce the collection of any receivable;

(n)        Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $25,000 individually or $50,000 in the aggregate;

(o)        Insurance. Materially change the amount of, or terminate, any insurance coverage;

(p)        Termination or Waiver. Cancel, release or waive any claims or rights held by the Company or the Subsidiary;

(q)        Employee Benefit Plans; Pay Increases. Except as required by Applicable Laws or as may be required under any Company Employee Plan as in effect as of the Agreement Date, (A) adopt, enter into, terminate or amend any Company Employee Plan or other employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, (B) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section, (C) grant, pay or increase any change in control, special bonus or special remuneration to any current or former employee or non-employee director or consultant, or (C) increase the salaries, wage rates, bonuses or fees of its employees or consultants (other than as disclosed to Acquirer and set forth on Schedule 4.2(q) of the Company Disclosure Letter);

(r)        Severance Arrangements. Except as required under the terms of this Agreement, Applicable Law or any Company Employee Plan as in effect as of the Agreement Date, grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(r) of the Company Disclosure Letter);

(s)        Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(t)        Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and the Subsidiary (taken as a whole) or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(u)        Taxes. Make or change any material election in respect of Taxes, adopt or make any change in accounting methods in respect of Taxes, , file any material amendment to a Tax Return or file any other Tax Return in a manner materially inconsistent with past practice, enter into any Tax sharing or similar agreement (other than any customary commercial Contract entered into in the ordinary course of business with a person that is not a Company Securityholder (or Affiliate of a Company Securityholder) the principal purpose of which is not related to Taxes) or closing agreement, settle any material claim or assessment in respect of Taxes (other than by paying any Taxes in the ordinary course of business), or consent to any extension or waiver of the statute of limitations applicable to any claim or assessment in respect of Taxes;

(v)        Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(w)        Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(x)        Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(y)        Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.12(s) of the Company Disclosure Letter;

(z)        Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries (other than as listed on Schedule 2.1(b) of the Company Disclosure Letter), or acquire any equity interest or other interest in any other entity; and

(aa)        Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (aa) in this Section 4.2.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1        Board Recommendation, Stockholder Approval and Stockholder Notice.

(a)        Neither the Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquirer, the unanimous recommendation of the Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger.

(b)        The Company shall take such action as is reasonably necessary in accordance with this Agreement, the DGCL, the CCC, the Certificate of Incorporation and the Bylaws to obtain the Requisite Stockholder Approval. The Company’s obligation to obtain the Requisite Stockholder Approval pursuant to this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Merger. The Company shall use its reasonable best efforts to obtain Written Consents executed by each Company Stockholder and to cause each such Company Stockholder to execute or join the Stockholder Agreement. Upon obtaining the Company Stockholder Approval or the Requisite Stockholder Approval, as applicable, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval and the Requisite Stockholder Approval, respectively, to Acquirer.

(c)        Promptly (and in any case within five days (provided, that, Acquirer has provided the Acquirer Approval prior to such time)) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL, (iii) the notice contemplated by Chapter 13 of the CCC, together with a copy of Sections 1300-1304 of the CCC, and (iv) an information statement to the Company Stockholders in connection with the solicitation of their signatures to a Written Consent and the Stockholder Agreement. The Stockholder Notice shall include (A) a statement to the effect that the Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Merger and (B) such other information as Acquirer and the Company may agree is required or advisable under the DGCL or the CCC to be included therein. Prior to its mailing, the Stockholder Notice shall have been approved by Acquirer (the “Acquirer Approval”), and, following its mailing, no amendment or supplement to the Stockholder Notice shall be made by the Company without the approval of Acquirer. Each of Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Acquirer, the Company or their respective counsel, may be required or advisable to be included under the DGCL or the CCC in the Stockholder Notice or in any amendment or supplement thereto, and Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

5.2        No Solicitation.

(a)        During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall not authorize or permit the Subsidiary or authorize or direct any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, knowingly facilitate, knowingly support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Stockholders. The Company shall, and shall cause the Subsidiary and shall direct its and their respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Subsidiary in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or the Subsidiary previously provided to such Person in connection with an Acquisition Proposal. If the Subsidiary or any of the Company’s or the Subsidiary’s Representatives (whether in his, her or its capacity as such or in any other capacity) takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Person to take, or to otherwise restrict, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

(b)        The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company or the Subsidiary (or, to the knowledge of the Company, by any of the Company’s or the Subsidiary’s Representatives) of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or the Subsidiary or for access to any of the properties, books or records of the Company or the Subsidiary by any Person or Persons that would reasonably be expected to lead to an Acquisition Proposal, other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer an accurate and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

5.3        Confidentiality; Public Disclosure.

(a)        The parties hereto acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement, dated as of October 29, 2020 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) to any other Person without the prior written consent of such party. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of the New York Stock Exchange. The Holders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Holders’ Agent were a party thereto. With respect to the Holders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Merger or this Agreement received by the Holders’ Agent after the Closing or relating to the period after the Closing.

(b)        Prior to the Closing, the Company shall not, and shall cause the Subsidiary and its and their respective Representatives not to, and Acquirer shall not, and shall cause its Affiliates and its and their respective Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s or the Company’s name or refer to Acquirer or the Company directly or indirectly in connection with their relationship with one another in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer or the Company, as applicable, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the Requisite Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, following the Closing, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate. Notwithstanding the foregoing, Acquirer may issue a press release following the execution and delivery of this Agreement.

5.4        Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including the satisfaction of the respective conditions set forth in Article VI.

5.5        Third-Party Consents, Amendments and Terminations; Notices.

(a)        The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, (i) all consents, waivers and approvals under each Contract listed or described on Schedule 5.5-1 (and any Contract entered into after the Agreement

Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date), and (b) the amendment or termination, as applicable, of each of the Contracts listed on Schedule D-1, as described therein.

(b)        The Company shall give all notices and other information required to be given to the employees of the Company and the Subsidiary, any collective bargaining unit representing any group of employees of the Company or the Subsidiary, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.

5.6        Litigation. The Company shall (a) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company or the Subsidiary, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (b) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

5.7        Access to Information.

(a)        During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall afford Acquirer and its Representatives reasonable access during business hours to (i) the Company’s and the Subsidiary’s properties, personnel, books, Contracts and records subject to compliance with Applicable Law regarding access to facilities and (ii) such other information concerning the business, properties and personnel of the Company and the Subsidiary as Acquirer may reasonably request; provided, that, any such access shall be conducted at Acquirer’s expense, under the supervision of appropriate personnel of the Company and in such a manner as to maintain the confidentiality of this Agreement and the Transactions contemplated hereby in accordance with the terms hereof and not to unreasonably interfere with the normal operation of the business of the Company and the Subsidiary. Nothing herein shall require the Company to disclose any information to Acquirer if such disclosure would, in the opinion of the Company’s legal counsel, (A) result in a loss of any attorney-client privilege, (B) violate confidentiality obligations of the Company under Applicable Law or any Contract of the Company or the Subsidiary, (C) relate to information or materials that relate to the proposed sale of the business of the Company or the negotiation, execution and delivery of this Agreement, or (D) reasonably be expected to violate Applicable Law; provided, however, that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of such contractual obligation or a loss of attorney-client privilege, including using commercially reasonable efforts to obtain the required consent of any applicable third party or through the use of a “clean team”. The information provided pursuant to this Section 4.1 shall be used solely for the purpose of the Transactions and such information shall be kept confidential by Acquirer in accordance with the terms and conditions of the Confidentiality Agreement.

(b)        Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the Subsidiary and the general status of the ongoing operations of the Company and the Subsidiary.

(c)        No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

5.8        Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 5.12, a spreadsheet (the “Spreadsheet”), in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (a) the names of all of the Converting Holders, Company Optionholders and Company Warrantholders and their respective addresses of record and e-mail addresses, (b) the number and type of shares of Company Capital Stock held by, or subject to the Company Options or Company Warrants held by, such Converting Holders, Company Optionholders and Company Warrantholders and, in the case of outstanding shares, the respective certificate numbers, (c) the number of shares of Company Capital Stock subject to, the exercise price per share and the expiration date in effect for each Company Option and Company Warrant, (d) the vesting status and schedule with respect to Company Options and Company Warrants and Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto), (e) the intended Tax status of each such Company Option under Section 422 of the Code, (f) for each Company Option that was early exercised, the date of such exercise and the applicable exercise price, (g) the calculation of Adjusted Purchase Price, (h) the calculation of the number of shares of Acquirer Common Stock issuable to each Converting Securityholder pursuant to Section 1.3(a), (i) the calculation of the number of shares of Acquirer Common Stock issuable to each holder of Convertible Notes, (j) the calculation of each Converting Securityholder’s proportional share of the Holdback Stock Consideration and Expense Fund, (k) the calculation of each Converting Securityholder’s Pro Rata Share and (l) a funds flow memorandum setting forth applicable wire transfer instructions for the Company and any Company Debt and Transaction Expenses, as applicable.

5.9        Expenses; Company Debt. If the Merger is not consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense. If the Merger is consummated, (a) the amount of Transaction Expenses shall be included in the calculation of the Adjusted Purchase Price (as set forth in the definition of Adjusted Purchase Price) and (b) the fees and expenses of the Reviewing Accountant, if any, shall be allocated as provided in Section 1.6(f). At the Closing, the Company shall repay or cause to be repaid all Company Debt outstanding as of the Closing (to the extent repayment is applicable) and Transaction Expenses in the amounts and to the extent there is sufficient cash available to the Company to repay such Company Debt, and Acquirer shall repay or cause to be repaid, by wire transfer of immediately available funds, all remaining unpaid Company Debt (if any) outstanding as of the Closing (to the extent repayment is applicable) and Transaction Expenses; provided that repayment of the Convertible Notes shall be made solely in shares of Acquirer Common Stock. In addition, at the Closing, Acquirer shall pay the Excluded Transaction Fees (which amount shall be borne by Acquirer).

5.10      Employees.

(a)        With respect to any employee of the Company or the Subsidiary that receives an offer of employment from Acquirer or the Surviving Corporation, the Company shall assist Acquirer with its efforts to enter into an Offer Letter and a confidential information and assignment agreement with such employee prior to the Closing Date. Acquirer shall make any such offers of employment within five Business Days following the Agreement Date on terms substantially similar to those set forth on Schedule K. Notwithstanding anything to the contrary in the foregoing, with the exception of the Key Employees, none of Acquirer, Merger Sub and the Surviving Corporation shall have any obligation to make an offer of employment to any employee of the Company or the Subsidiary. With respect to matters described in this Section 5.10, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees. Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company shall terminate the employment of each of those Company employees who (i) have not received an offer of continued employment with Acquirer or the Surviving Corporation prior to the Closing Date or (ii) have declined an offer of continued employment with Acquirer or the Surviving Corporation prior to the Closing Date (collectively, the “Designated Employees”), and the Company shall require such Designated Employees to execute a Termination and Release Agreement as a condition to the receipt of any severance paid by the Company.

(b)        Nothing contained in this Agreement (including Sections 5.10, 5.11 and 5.12) shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Acquirer to terminate reassign, promote or demote any employee, consultant, director or other service provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such employee, consultant, director or other service provider at any time following the Closing, (ii) constitute an amendment or modification of any Company Employee Plan or other employee benefit plan, (iii) create any third-party rights in any such current or former employee, consultant, director or other service provider (including any beneficiary or dependent thereof) or (iv) obligate Acquirer or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Acquirer or any of its Affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

(c)        The Company will cooperate with and assist Acquirer in entering into, and will use commercially reasonable efforts to cause each Person listed on Schedule G to enter into, a consulting agreement reasonably satisfactory to Acquirer (“Consulting Agreements”), effective as of the Closing (any such Person who enters into a Consulting Agreement, a “Transition Employee”); provided, that, Acquirer shall have provided such contractor agreements within five Business Days following the Agreement Date on terms substantially similar to those set forth on Schedule 5.10(c). In addition, with respect to the employees of the Company and the Subsidiary referenced in Section 6.3(f)(ii), Acquirer shall provide any such Offer Letters within five Business Days following the Agreement Date on terms substantially similar to those set forth on Schedule K.

5.11        Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, the Company or the Subsidiary shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including the Company’s 401(k) Plan (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such Company Plans shall not be terminated). The Company shall provide Acquirer with evidence that such Company Employee Plans have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to review and approval by Acquirer. The Company shall also take such other actions in furtherance of terminating such

Company Employee Plan(s) as Acquirer may reasonably require. In the event that termination of the 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company or the Subsidiary shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.

5.12        Company RSUs. No later than immediately prior to the Effective Time, the Company shall grant, in accordance with Acquirer’s standard equity award policies, to each Company Employee set forth on Schedule H an award of the number of Company RSUs set forth on Schedule H. Each such award of Company RSUs shall vest as to 25% of the Company RSUs subject to such award on the first Quarterly Date on or following the first anniversary of the Closing Date and as to 1/16th of the Company RSUs subject to such award on each Quarterly Date thereafter, in each case, subject to the holder’s continued employment or other service with the Surviving Corporation or an Affiliate thereof through the applicable vesting date. The Company RSUs will be subject to all of the terms and conditions set forth in the Company Option Plan, as such plan relating to such RSUs shall be amended prior to such grant to conform with Acquirer’s 2021 Incentive Award Plan if requested by Acquirer, and in a restricted stock unit agreement to be entered into between the recipients of such Company RSUs and the Company substantially in the form of Acquirer’s standard form of restricted stock unit agreement as provided to the Company by Acquirer prior to such grant.

5.13      Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Company Closing Financial Certificate and the Spreadsheet not later than four Business Days prior to the Closing Date and a final version of the Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than two Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are errors in the drafts of the Company Closing Financial Certificate or the Spreadsheet, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 5.13. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet.

5.14      Tax Matters.

(a)        Acquirer shall timely file or cause to be timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company and the Subsidiary filed after the Closing Date and that relate in whole or in part to a Pre-Closing Tax Period (each, an “Acquirer Prepared Return”) Any such Acquirer Prepared Return relating to a Tax period ending on or before the Closing Date shall be prepared in a manner consistent with the past practice of the Company and the Subsidiary, except (i) to the extent such position is not at least “more likely than not” correct under applicable Law or (ii) as otherwise provided in this Agreement. In the event that any item reflected on any Acquirer Prepared Return reflects a material amount of Taxes due for which the Converting Securityholders are required to make a payment under the terms of this Agreement, Acquirer will submit such Acquirer Prepared Return to the Holders’ Agent for review and comment at least twenty (20) days prior to the due date for filing such Acquirer Prepared Return (or, if such due date is not reasonably practicable given the circumstances associated with such Tax Return, as promptly as is reasonably practicable after such date). Acquirer will consider in good faith all timely received reasonable comments from the Holders’ Agent.

(b)        Each of Acquirer, the Holders’ Agent, the Converting Securityholders and the Company shall cooperate, as and to the extent reasonably requested by one another, in connection with the filing of any Tax Returns and any Legal Proceeding with respect to Taxes of or relating to the Company or the Subsidiary. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Tax Return or Legal Proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)      For purposes of:

(i)        this Agreement, all personal property Taxes, real property Taxes, ad valorem Taxes and similar Taxes imposed on a periodic basis that are levied with respect to a Straddle Period will be apportioned between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date on a daily basis. All Taxes other than those described in the immediately preceding sentence that are attributable to a Straddle Period shall be apportioned between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date on a “closing of the books” basis; provided that any liabilities for Taxes arising in connection with Sections 951, 951A or 952 of the Code shall be treated as Pre-Closing Taxes subject to indemnification under Article VIII to the extent such liabilities are attributable to any income, profits, gains, operations or earnings of the Subsidiary that are attributable to any Pre-Closing Tax Period (determined by assuming for this purpose that the relevant taxable period of each relevant entity closed as of the close of business on the Closing Date).

(ii)        calculating Tax items includible in the final determination of the Adjusted Purchase Price, (A) no Tax items shall be included to the extent attributable to transactions occurring on the Closing Date after the Closing undertaken at the direction of Acquirer outside the ordinary course of business (other than transactions that are contemplated by this Agreement, which transactions shall be taken into account); (B) the Transaction Deductions shall be treated as deductible in Pre-Closing Tax Periods, to the extent more likely than not deductible in such period, and (C) no Tax asset or liability shall be included more than once (the purpose of this provision being to avoid “double counting”).

(d)        Prior to the Closing, the Company will cause all Tax sharing and similar agreements between the Company or any of its Subsidiaries, on one hand, and any direct or indirect equityholder of the Company, on the other hand, to be terminated prior to the Closing Date, and in no event will the Company or any of its Affiliates have any obligation or liability in connection therewith after the Closing. The Tax sharing and similar agreements to be cancelled pursuant to this Section 5.14(d) are listed on Schedule I.

(e)        Without the prior written consent of the Holders’ Agent (such consent not to be unreasonably withheld, conditioned or delayed), except as otherwise required by Law or as would not give rise to any liability for which the Converting Securityholders are liable under this Agreement, Acquirer will not: (i) except for Acquirer Prepared Returns that are filed in accordance with Section 5.14(a), file or amend, or permit the Company, the Subsidiary or any of their Affiliates to file or amend, any Tax Return of the Company or the Subsidiary for a Pre-Closing Tax Period; (ii) make or change any Tax election or change any method of accounting with respect to Taxes with retroactive effect to a Pre-Closing Tax Period for the Company or the Subsidiary; or (iii) initiate discussions or examinations with any Tax Authority (including any voluntary disclosure or similar Tax amnesty program) regarding Pre-Closing Taxes unless the Company, acting in good faith, determines that such action could be expected to reduce Tax liabilities incurred by Acquirer and its Affiliates.

(f)        Acquirer will give prompt written notice to the Holders’ Agent of the assertion of any claim, or the commencement of any Legal Proceeding, with respect to any Tax Return or Tax liability of the Company or the Subsidiary that relates in whole or in part to a Pre-Closing Tax Period involving Taxes for which any Converting Securityholder would reasonably be expected to be responsible pursuant to this Agreement (each, a “Tax Claim”). Notwithstanding the foregoing, any delay in providing such notice shall not limit any rights of Acquirer or any other person under this Agreement, except to the extent of actual prejudice caused by such delay. Acquirer shall be entitled to control the conduct of any Tax Claim or other Tax proceeding with respect to the Company or the Subsidiary; provided that Acquirer will not, without the Holders’ Agent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), agree to any settlement for which the Converting Securityholders are responsible under Article VIII. This Section 5.14(f), and not the provisions of Section 8.5 or Section 8.8 (neither of which shall apply), shall control the conduct and settlement of any Tax Claim or other Tax proceedings with respect to the Company and the Subsidiaries.

5.15      280G Stockholder Approval. As soon as reasonably practicable following the execution of this Agreement, the Company shall obtain and deliver to Acquirer a Parachute Payment Waiver in the form attached as Exhibit H (a “Parachute Payment Waiver”) from each “disqualified individual” (within the meaning of Section 280G of the Code) who has a right to any payments or benefits as a result of or in connection with the transactions contemplated hereby that could reasonably be deemed to constitute Section 280G Payments. Promptly following the delivery of executed Parachute Payment Waivers to Acquirer (but in no event less than three Business Days prior to the Closing), the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that would reasonably be expected to, separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits that, in the absence of the executed Parachute Payment Waivers, might otherwise result in Section 280G Payments, shall not be deemed to be Section 280G Payments. No later than five (5) Business Days prior to soliciting the 280G Stockholder Approval pursuant to this Section 5.15, Acquirer will provide to the Company any payments and/or benefits that may be payable or provided by Acquirer or an Affiliate or Subsidiary thereof that would reasonably be expected to separately or in the aggregate constitute Section 280G Payments. Prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer (and which documentation shall be subject to Acquirer’s advanced review and approval, such approval not to be unreasonably withheld, conditioned or delayed) that (a) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the Treasury Regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (b) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.15.

5.16      Indemnification of Officers and Directors of the Company and the Subsidiary.

(a)        All rights to indemnification by the Company and the Subsidiary existing in favor of those Persons who are or were directors and officers of the Company or the Subsidiary as of the Agreement Date (the “D&O Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the governing documents of the Company and the Subsidiary in effect as of the Agreement Date, shall survive through the sixth (6th) anniversary of the Effective Time, shall not be amended, repealed or otherwise modified during such period, and shall be observed by the Surviving Corporation during such period to the fullest extent permitted by Applicable Laws; provided that Acquirer’s and the Surviving Corporation’s obligations under this Section 5.16(a) shall not apply to (i) any claim or matter that is finally determined to have resulted from an intentional breach of a representation, warranty, covenant, agreement or obligation made by or on behalf of the Company in connection with this Agreement or the Transactions or (ii) any claim for indemnification made by an Indemnified Person pursuant to Article VIII. Any claim made prior to the sixth (6th) anniversary of the Effective Time requesting indemnification pursuant to such indemnification rights shall continue to be subject to this Section 5.16 and the indemnification rights provided under this Section 5.16 until disposition of such claim.

(b)        The provisions of this Section 5.16 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such D&O Indemnified Person may have by Contract or otherwise. This Section 5.16 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected D&O Indemnified Person.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1        Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a)        Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.

(b)        Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Merger that makes the consummation of the Merger illegal.

(c)        Governmental Approvals. Acquirer, Merger Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger.

6.2        Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)        Representations, Warranties and Covenants. The representations and warranties made by Acquirer in Article III shall be accurate in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be accurate in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be accurate with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b)        Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

6.3        Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and Merger Sub and may be waived by Acquirer (on behalf of itself and/or Merger Sub) in writing in its sole discretion without notice or Liability to any Person):

(a)        Representations, Warranties and Covenants. (i) The Fundamental Representations (other than those in Section 2.2 (Capital Structure)) made by the Company shall be accurate in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates; (ii) the Fundamental Representation made by the Company in Section 2.2 (Capital Structure) shall be accurate in all respects on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates except where any such failure, individually or in the aggregate with any other such failures, is de minimis; and (iii) the representations and warranties made by the Company herein (other than the Fundamental Representations) shall be accurate in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be accurate with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b)        Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c)        Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending or threatened.

(d)        No Legal Proceedings. No Governmental Entity shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Surviving Corporation.

(e)        No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company and the Subsidiary (taken as a whole) that is continuing.

(f)        Employees.

(i)        (A) Each Key Employee shall have signed an Offer Letter and a Non-Competition Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements, (B) each Offer Letter executed by a Continuing Employee shall continue to be in full force and effect and no action shall have been taken by any such Continuing Employee to rescind such Offer Letter, (C) the employment of each of the Designated Employees shall have been terminated effective no later than immediately prior to the Closing and such Designated Employees shall have executed a Termination and Release Agreement and (D) each Transition Employee shall have executed a Consulting Agreement.

(ii)        No fewer than 90% of the employees of the Company and the Subsidiary who have received offers of employment from Acquirer or the Surviving Corporation on terms substantially similar to those set forth on Schedule K (excluding the Key Employee(s)) shall have remained continuously employed with the Company or the Subsidiary, as applicable, from the Agreement Date through the Closing and shall become Continuing Employees pursuant to the execution of an Offer Letter, which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind such Offer Letter.

(g)        Requisite Stockholder Approval. This Agreement shall have been duly and validly adopted and the Merger shall have been duly and validly approved under the DGCL, the CCC, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval, by holders of outstanding Company Capital Stock representing at least 90% of all shares of Company Capital Stock outstanding as of immediately prior to the Closing and at least 90% of the voting power of all shares of Company Capital Stock outstanding as of immediately prior to the Closing (collectively, the “Requisite Stockholder Approval”) .

(h)        Section 280G Matters. The Company shall have delivered to Acquirer the documentation, notification and evidence required by Section 5.15.

ARTICLE VII

TERMINATION

7.1        Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:

(a)        by mutual written consent duly authorized by Acquirer and the Company;

(b)        by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before the date that is 90 days following the Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c)        by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d)        by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect since the Agreement Date that is continuing with respect to the Company or (iii) the Company shall have breached Section 5.1(a) or Section 5.2 or (iv) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by each of the Consenting Stockholders within six hours following the execution of this Agreement; provided, that, this termination right shall no longer apply and shall expire if not exercised by Acquirer prior to the time the Company Stockholder Approval is obtained and evidence therefore is delivered to Acquirer (regardless of timing); or

(e)        by the Company, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).

7.2        Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided that (i) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses; Company Debt), this Section 7.2 (Effect of Termination), Article IX (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any intentional misrepresentation made by or a willful breach of any covenant, agreement or obligation of, such party herein.

ARTICLE VIII

HOLDBACK SHARES FUND AND INDEMNIFICATION

8.1        Holdback Shares Fund.

(a)        At the Effective Time, pursuant to Sections 1.3(a)(i)(B) and 1.4(b), Acquirer shall withhold a number of shares of Acquirer Common Stock equal to the Holdback Stock Consideration from the Aggregate Stock Consideration (such shares so held by Acquirer from time to time, the “Holdback Shares Fund”). The Holdback Shares Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Converting Securityholders under Section 1.6(f) and this Article VIII. Subject to Section 8.4, Acquirer shall hold the Holdback Shares Fund until 11:59 p.m. Pacific Time on the date (the “Holdback Release Date”) that is 18 months after the Effective Time. The Converting Securityholders shall not receive interest or other earnings on the shares in the Holdback Shares Fund; provided, that, the Converting Holders shall be treated as owners of the shares in the Holdback Shares Fund as of the Effective Time and shall receive all dividends or other distributions paid by Acquirer in respect of its Acquirer Common Stock. Neither the Holdback Shares Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Securityholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Securityholder, in each case prior to the release of shares of Acquirer Common Stock from the Holdback Shares Fund to any Converting Securityholder in accordance with Section 8.1(b), except that each Converting Securityholder shall be entitled to assign such Converting Securityholder’s rights to such Converting Securityholder’s share of the of the Holdback Shares Fund as set forth on the Spreadsheet by will, by the laws of intestacy or by other operation of law. The parties agree that in no event will the right to receive any portion of the Holdback Shares Fund be evidenced by negotiable certificates of any kind, and in no event will any person take any steps to render any such right readily marketable.

(b)        Within five Business Days following the Holdback Release Date, Acquirer (or its agent) will distribute to each Converting Securityholder such Converting Securityholder’s share of the Holdback Shares Fund as set forth on the Spreadsheet less that portion of the Holdback Shares Fund that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Holders’ Agent on or prior to the Holdback Release Date in accordance with this Article VIII, which portion shall remain in the Holdback Shares Fund and be released as each such claim for Indemnifiable Damages is resolved or satisfied.

8.2        Indemnification.

(a)        Subject to the limitations set forth in this Article VIII, from and after the Closing, each Converting Securityholder shall severally but not jointly, in accordance with such Converting Securityholder’s Pro Rata Share, indemnify and hold harmless Acquirer and the Company and their respective Affiliates, officers, directors, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, liabilities, obligations, damages, claims, fees, Taxes, interest, costs and expenses, including costs of investigation, defense and enforcement and reasonable fees and expenses of counsel, experts and other professionals, excluding exemplary or punitive damages, except to the extent awarded in a Third-Party Claim (collectively, “Indemnifiable Damages”), directly or indirectly, whether or not due to a Third-Party Claim, arising out of, resulting from or in connection with:

(i)        any inaccuracy in or breach of any representation or warranty made by the Company in Article II of this Agreement (as modified by the Company Disclosure Letter) (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be accurate as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be accurate as of such date or dates);

(ii)        any inaccuracy in or breach of any representation or warranty made by the Company in the Company Closing Condition Certificate;

(iii)        any breach of any of the covenants, agreements or obligations (A) of the Company set forth in this Agreement to be performed by the Company at or prior to the Closing or (B) to be performed by the Holders’ Agent pursuant to this Agreement from and after the Closing;

(iv)        any inaccuracies in the Spreadsheet or amounts of Company Debt or Transaction Expenses set forth in the Company Closing Financial Certificate, to the extent not addressed in the Final Net Working Capital;

(v)        any payments made with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the consideration that otherwise would have been payable pursuant to Section 1.3(a)(i) upon the exchange of such Dissenting Shares, and any interest and reasonable costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights;

(vi)        any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (or the Subsidiary), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Aggregate Merger Consideration or any portion thereof or (II) with respect to any amount paid by Acquirer pursuant to Section 5.16, or (B) any Person to the effect that such Person is entitled to any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet;

(vii)        any matter set forth on Schedule 2.6 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made in Section 2.6 (Litigation) as of the Agreement Date or the Closing;

(viii)        any Pre-Closing Taxes;

(ix)        any fraud or intentional misrepresentation by or on behalf of the Company or such Converting Securityholder; and

(x)        any matter set forth on Schedule J.

(b)        Materiality standards or qualifications and qualifications by reference to the defined term “Material Adverse Effect” in any representation or warranty shall only be taken into account in determining whether an inaccuracy in such representation or warranty exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach, it being understood that reference to the term “material” shall not be disregarded as it pertains to the representation and warranty in Section 2.5(a) or to any reference to a “Material Contract”.

8.3        Indemnifiable Damage Threshold; Other Limitations.

(a)        Notwithstanding anything to the contrary herein, no Indemnified Person may recover Indemnifiable Damages claimed under clauses (i) or (ii) of Section 8.2(a) (other than claims arising out of, resulting from or in connection with (i) fraud or intentional misrepresentation by or on behalf of the Company or such Converting Securityholder or (ii) any inaccuracy in or breach of any of the Fundamental Representations) unless and until it has been determined in accordance with this Agreement that the Indemnified Persons have suffered Indemnifiable Damages for such matters in an aggregate amount greater than $525,000 (the “Basket”), in which case the Indemnified Person may recover (subject to the other terms of this Agreement) all of such Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages.

(b)        Reclamation by Acquirer of the applicable number of shares of Acquirer Common Stock from the Holdback Shares Fund having a cash value equivalent to the amount of Indemnifiable Damages calculated by dividing the amount of Indemnifiable Damages by the Average Stock Price (for the avoidance of doubt, such reclamation shall reduce the amount of shares contained in the Holdback Shares Fund by such number), shall constitute the sole and exclusive remedy for the indemnity obligations of each Converting Securityholder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) claimed under clauses (i) and (ii) of Section 8.2(a), except (i) in the case of fraud or intentional misrepresentation by or on behalf of the Company or such Converting Securityholder, (ii) any inaccuracy in or breach of any of the representations and warranties made (A) by the Company in Sections 2.1(a) and (b) (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Sections 2.3(a) and (b)(ii)(A) and (C) (Authority; Non-contravention), the second through eighth sentences (inclusive) of Section 2.12(c) (Employee Benefit Plans and Employee Matters) or Section 2.17 (Transaction Fees), (B) in the Company Closing Condition Certificate (collectively, the representations in clauses (A) and (B), the “Fundamental Representations”) to be accurate as aforesaid, and (iii) any inaccuracy in or breach of the representations and warranties made by the Company in Sections 2.10 (Intellectual Property) and 2.11 (Taxes).

(c)        In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with any inaccuracy in or breach of any of the Fundamental Representations or the representations in Sections 2.10 (Intellectual Property) and 2.11 (Taxes) or the matters listed in clauses (iii) through (x) of Section 8.2(a) (collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims resulting in the reduction of all shares in the Holdback Shares Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Holdback Shares Fund made by Indemnified Persons), or following the Holdback Release Date, each Converting Securityholder shall have liability for such Converting Securityholder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary herein, (i) the total liability of a Converting Securityholder for claims by Indemnified

Persons for Indemnifiable Damages under this Article VIII shall be limited to the cash value (based on the Average Stock Price) of the aggregate amount of shares of Acquirer Common Stock issued to such Converting Securityholder pursuant to Section 1.3(a) (assuming, for these purposes, that all shares in the Holdback Shares Fund have been released and issued to the Converting Securityholders); provided, that, such Converting Securityholder’s total liability with respect to any inaccuracy in or breach of the representations and warranties made by the Company in Section 2.10 (Intellectual Property) (or in the Company Closing Condition Certificate to the extent within the scope of those covered by such Section) shall be limited to such Converting Securityholder’s Pro Rata Share of $31,500,000 (inclusive of any recovery by the Indemnified Persons from the Holdback Shares Fund in respect of any such inaccuracy or breach of Section 2.10 (Intellectual Property)), and (ii) any limitation of liability in this Section 8.3(c) shall not apply in the case of fraud or intentional misrepresentation by or on behalf of the Company or such Converting Securityholder with respect to any Person who committed fraud or intentional misrepresentation or, in the case of fraud or intentional misrepresentation by or on behalf of the Company, as to which such Converting Securityholder had actual knowledge. Any claim for Indemnifiable Damages outside of the Holdback Shares Fund may be satisfied, at the election of each Converting Securityholder, in cash or shares of Acquirer Common Stock (based on the Average Stock Price), or any combination thereof.

(d)        Notwithstanding anything to the contrary herein, the amounts that an Indemnified Person recovers from the Holdback Shares Fund pursuant to Special Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Special Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Special Claim are first satisfied from the Holdback Shares Fund and such recovery fully depletes the Holdback Shares Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Holdback Shares Fund irrespective of the fact that the shares in the Holdback Shares Fund were used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e)        Notwithstanding anything to the contrary herein, (i) no Converting Securityholder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Surviving Corporation or any other Indemnified Person (based upon such Converting Securityholder’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company or the Surviving Corporation with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 8.2(a), (ii) the rights and remedies of the Indemnified Persons after the Effective Time shall not be limited by (A) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i) and (ii) of Section 8.2(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Effective Time regarding any inaccuracy, breach or other event or circumstance or (B) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII and (iv) no Converting Securityholder shall be liable for the fraud or intentional misrepresentation by or on behalf of any Person other than the Company or such Converting Securityholder; provided that nothing herein shall limit the liability of a Converting Securityholder for any fraud or intentional misrepresentation by or on behalf of the Company or such Converting Securityholder with respect to any Person who committed fraud or intentional misrepresentation or, in the case of fraud or intentional misrepresentation by or on behalf of the Company, as to which such Converting Securityholder had actual knowledge. Acquirer shall use commercially reasonable efforts to mitigate any Indemnifiable Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

(f)        All Indemnifiable Damages shall be calculated net of the amount of any recoveries actually received by an Indemnified Person prior to the Holdback Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, Taxes, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.

8.4        Period for Claims. Except as otherwise set forth in this Section 8.4, the period (the “Claims Period”) during which claims may be made (i) for Indemnifiable Damages claimed under clauses (i) and (ii) of Section 8.2(a) (other than with respect to any of the Fundamental Representations and the representations in Sections 2.10 (Intellectual Property) and 2.11 (Taxes)) shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the Holdback Release Date and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Special Claims, shall commence at the Closing and terminate at 11:59 p.m. Pacific Time on the date that is (A) in the case of claims for Indemnifiable Damages arising out of, resulting from or in connection with (I) the inaccuracy in or breach of any of the representations and warranties made by the Company in Section 2.11 (Taxes) or (II) Pre-Closing Taxes, in each case, 30 days following the expiration of the applicable statute of limitations, and (B) in all other cases, 30 days following the expiration of the longest applicable statute of limitations; provided that the Claims Period for any inaccuracy in or breach of the representations and warranties set forth in Section 2.10 (Intellectual Property) shall commence at the Closing and terminate upon the date that is 30 days after the date that is 24 months following the Closing Date. Notwithstanding anything to the contrary herein, (i) such portion of the shares in the Holdback Shares Fund as in the reasonable judgment of Acquirer may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Holders’ Agent on or prior to the Holdback Release Date shall remain in the Holdback Shares Fund and released as each such claim for Indemnifiable Damages is resolved or satisfied and (ii) the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with fraud or intentional misrepresentation shall not be limited.

8.5        Claims.

(a)        From time to time during the Claims Period, Acquirer may seek recovery for Indemnifiable Damages by delivering to the Holders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i)                                                         stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters that could give rise to Indemnifiable Damages, that any Tax Authority may raise such matter in an audit of Acquirer or its subsidiaries);

(ii)                                                         stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)                                                         specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b)        Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period; provided that each claim for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claim has been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Holders’ Agent or the Converting Securityholders are prejudiced thereby.

8.6        Resolution of Objections to Claims.

(a)        If the Holders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then Acquirer shall reclaim a number of shares from the Holdback Shares Fund having a total cash value (based on Average Stock Price) equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b)        If the Holders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30-day period set forth in Section 8.6(a), Acquirer and the Holders’ Agent shall attempt in good faith for 60 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Holders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Holders’ Agent. Acquirer shall be entitled to conclusively rely on any such memorandum and Acquirer shall reclaim a number of shares from the Holdback Shares Fund in accordance with the terms of such memorandum.

(c)        If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 8.6(b), but in any event upon the expiration of such 60-day period, either Acquirer or the Holders’ Agent may bring an arbitration in accordance with the terms of Section 9.11 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Converting Securityholders, and Acquirer shall be entitled to act in accordance with such decision and Acquirer shall reclaim a number of shares from the Holdback Shares Fund having a cash value equal to the amount of Indemnifiable Damages determined by such arbitrator.

(d)        Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Holders’ Agent (on behalf of the Converting Securityholders) with respect to more than one-half of the amount in dispute, in which case the Converting Securityholders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

(e)        Any portion of the shares in the Holdback Shares Fund held following the Holdback Release Date with respect to each pending but unresolved claim for indemnification that is not awarded to Acquirer upon the resolution of such claim (subject to the resolution of any other unresolved and pending claims for indemnification for which recovery may be made against such shares) shall be issued to the Converting Securityholders within five Business Days following resolution of any such claims and in accordance with each such Converting Securityholder’s share of such portion of the shares in the Holdback Shares Fund as set forth on the Spreadsheet.

8.7        Holders’ Agent.

(a)        At the Closing, Fortis Advisors LLC shall be constituted and appointed as the Holders’ Agent. The Holders’ Agent shall be the exclusive agent and attorney in fact for and on behalf of the Converting Securityholders to: (i) execute, as the Holders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Securityholder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Securityholder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim a number of shares from the Holdback Shares Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article VIII, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Securityholder or necessary in the judgment of the Holders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Securityholders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Securityholders (other than with respect to the issuance of the Closing Stockholder Consideration) in accordance with the terms hereof and in the manner provided herein, (viii) pursuant to Section 1.6, review, negotiate, object to, accept or agree to Acquirer’s calculation of Company Net Working Capital and (ix) take all actions necessary or appropriate in the judgment of the Holders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any

Person under any circumstance. Notwithstanding the foregoing, the Holders’ Agent shall have no obligation to act on behalf of the Converting Securityholders, except as expressly provided herein and in the Holders’ Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Holders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. Acquirer, Merger Sub and their respective Affiliates (including after the Effective Time, the Surviving Corporation) shall be entitled to rely on the appointment of Fortis Advisors LLC as the Holders’ Agent and treat such Holders’ Agent as the duly appointed attorney-in-fact and exclusive agent of each Converting Securityholder and has having the duties, power and authority provided for in this Section 8.7. The Converting Securityholders, and such Converting Securityholder’s successors as if expressly confirmed and ratified in writing by such Converting Securityholder, shall be bound by all actions taken and documents executed by the Holders’ Agent in connection with this Article VIII, and all defenses which may be available to any Converting Securityholder to contest, negate or disaffirm the action of the Holders’ Agent taken in good faith under this Agreement or the Holders’ Agent Engagement Agreement are waived. Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Holders’ Agent. The Person serving as the Holders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Holders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the then outstanding number of shares in the Holdback Shares Fund (or, in the event that the Converting Securityholders collectively having a Pro Rata Share greater than 50% are not entitled to be issued any shares in the Holdback Shares Fund) upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Holders’ Agent. The immunities and rights to indemnification shall survive the resignation or removal of the Holders’ Agent or any member of the Advisory Group and the Closing and/or any termination of this Agreement.

(b)        Certain Converting Securityholders have entered into an engagement agreement (the “Holders’ Agent Engagement Agreement”) with the Holders’ Agent to provide direction to the Holders’ Agent in connection with its services under this Agreement and the Holders’ Agent Engagement Agreement (such Converting Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Holders’ Agent nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Holders’ Agent Group”) shall be liable to any Converting Securityholder for any act done or omitted hereunder or under the Holders’ Agent Engagement Agreement, as the Holders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Converting Securityholders shall severally but not jointly, in accordance with such Converting Securityholder’s Pro Rata Share, in an amount not to exceed the cash value (based on the Average Stock Price) of the aggregate amount of shares of Acquirer Common Stock issued to such Converting Securityholder pursuant to Section 1.3(a), indemnify and defend the Holders’ Agent Group and hold it harmless against any loss, Liability, claim, damage, fee, cost, judgment, fine, amount paid in settlement or expense (including fees, disbursements and costs of skilled professionals and in connection with seeking recovery from insurers) incurred without gross negligence, willful misconduct or bad faith on the part of the Holders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder or under the Holders’ Agent Engagement Agreement, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Holders’ Agent (collectively, the “Holders’ Agent Expenses”). If not paid directly to the Holders’ Agent by the Converting Securityholders, such Holders’ Agent Expenses may be recovered by the Holders’ Agent first, from the Expense Fund, and second, from the portion of the shares in the Holdback Shares Fund otherwise distributable to the Converting Securityholders (and not reclaimed or reclaimable by Acquirer in respect of a claim by Acquirer or other Indemnified Person, or subject to a pending indemnification claim of an Indemnified Person) on or after the Holdback Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Converting Securityholders according to their respective Pro Rata Shares of such Holders’ Agent Expenses. The Converting Securityholders acknowledge that the Holders’ Agent shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement or the Holders’ Agent Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Holders’ Agent shall not be required to take any action unless the Holders’ Agent has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Holders’ Agent against the costs, expenses and liabilities which may be incurred by the Holders’ Agent in performing such actions.

(c)        After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Holders’ Agent that is within the scope of the Holders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Securityholders and shall be final, binding and conclusive upon each such Converting Securityholder and such Converting Securityholder’s successors as if expressly confirmed and ratified in writing by such Converting Securityholder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Securityholder. Acquirer, Merger Sub, the Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Holders’ Agent. The Holders’ Agent shall be entitled to: (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Converting Securityholder or other party. The powers, immunities and rights to indemnification granted to the Holders’ Agent Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Converting Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Converting Securityholder of the whole or any fraction of his, her or its interest in the Holdback Shares Fund.

(d)        The Expense Fund Amount shall be held by the Holders’ Agent in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Holders’ Agent for any Holders’ Agent Expenses incurred pursuant to this Agreement or the Holders’ Agent Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Holders’ Agent is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Expense Fund shall be treated as having been received and voluntarily set aside by the Converting Securityholder on the Closing Date and any amounts required to be withheld with respect to the deemed payment to a Converting Securityholder of its portion of the Expense Fund on the Closing Date shall reduce the other payments to such Person at

Closing and shall not reduce the Expense Fund. The Converting Securityholders will not receive any interest on the Expense Fund and assign to the Holders’ Agent any such interest. Subject to Advisory Group approval, the Holders’ Agent may contribute funds to the Expense Fund from any consideration otherwise distributable to the Converting Securityholders. As soon as reasonably determined by the Holders’ Agent that the Expense Fund is no longer required to be withheld, the Holders’ Agent shall cause the remaining Expense Fund (if any) to be distributed to the Converting Securityholders.

8.8        Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim. The Holders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Holders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Acquirer in its sole discretion, the Holders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). In the event that the Holders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Holders’ Agent shall have objected within 30 days after a written request therefor by Acquirer), or if the Holders’ Agent shall have been determined to have unreasonably withheld, conditioned or delayed its consent to the amount of any such settlement or resolution, neither the Holders’ Agent nor any Converting Securityholder shall, subject to the limitations set forth in this Article VIII, have any power or authority to object under this Article VIII to the amount of any claim by or on behalf of any Indemnified Person against the Holdback Shares Fund for indemnity with respect to such settlement or resolution, it being understood that, without the consent of the Holders’ Agent (such consent not to be unreasonably withheld, conditioned or delayed), such settlement or resolution by Acquirer shall not be dispositive of the existence of an indemnifiable claim or the amount of Indemnifiable Damages.

8.9        Treatment of Indemnification Payments. Acquirer, the Holders’ Agent and the Converting Securityholders agree to treat (and cause their respective Affiliates to treat) any payment or delivery of consideration (including from the Holdback Shares Fund) in respect of a claim by an Indemnified Person pursuant to Section 1.6 or this Article VIII as adjustments to the Adjusted Purchase Price for all Tax purposes to the maximum extent permitted by Applicable Law.

ARTICLE IX

GENERAL PROVISIONS

9.1        Survival of Representations, Warranties and Covenants. If the Merger is consummated, the representations and warranties made by the Company in Article II of this Agreement (as qualified by the Disclosure Letter) and the Company Certificates shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the Holdback Release Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, (i) the representations and warranties made by the Company in Section 2.10 (Intellectual Property) will remain operative and in full force and effect until the date that is 24 months following the Closing Date, (ii) the representations and warranties made by the Company in Section 2.11 (Taxes) will remain operative and in full force and effect until the date that is 30 days following the expiration of the applicable statute of limitations and (iii) the Fundamental Representations will remain operative and in full force and effect until the expiration of the applicable statute of limitations, in each case of clauses (i), (ii) and (iii) for claims against the Converting Securityholders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such representations or warranties; provided, further, that (A) no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in a Claim Certificate delivered to the Holders’ Agent on or prior to the expiration of such representations and warranties shall be affected by such expiration and (B) such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting or in connection with any fraud or intentional misrepresentation by or on behalf of the Company. If the Merger is consummated, the representations and warranties made by Acquirer in Article III of this Agreement and in the Acquirer Certificate shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the Holdback Release Date. If the Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide for performance after the Closing (in which case such covenants, agreements and obligations shall survive until fully performed); provided that no right to indemnification pursuant to Article VIII in respect of any claim made within the applicable time period and based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

9.2        Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by overnight commercial delivery service or sent via electronic mail (in each case, if provided below and with automated or personal confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice); provided, that, with respect to any notices deliverable to the Holders’ Agent, such notices shall be delivered solely via email:

(i)        if to Acquirer or Merger Sub (or the Company, after the Closing), to:

Ouster, Inc.

350 Treat Ave

San Francisco, CA 94110

Attention: Angus Pacala, CEO

Anna Brunelle, CFO

Telephone No.: (415) 949-0108

Email: angus.pacala@ouster.io

            anna.brunelle@ouster.io

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Greg Roussel; Nima J. Movahedi

Telephone No.: (650) 470-2183

Email: greg.roussel@lw.com; nima.movahedi@lw.com

(ii)        if to the Company (prior to the Closing), to:

Sense Photonics, Inc.

222 8th Street

San Francisco, CA 94103

Attention: Shauna McIntyre

Telephone No.: (650) 382-3445

Email: shauna.mcintyre@sensephotonics.com

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover St.

Palo Alto, CA 94304

Attention: Mark Tanoury; Laura Medina

Telephone No.: (650) 843-5000

Email: mtanoury.com; lmedina@cooley.com

(iii)        If to the Holders’ Agent, to:

Fortis Advisors LLC

Attention: Notices Department (Sparrow)

Email: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover St.

Palo Alto, CA 94304

Attention: Mark Tanoury, Laura Medina

Telephone No.: (650) 843-5000

Email: mtanoury.com; lmedina@cooley.com

Any notice given as specified in this Section 9.2 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by overnight commercial delivery service shall conclusively be deemed to have been received on the first Business Day after the post of the same.

9.3        Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to a series of clauses are inclusive of the endpoint clauses (e.g., “clause (x) through (y)” is inclusive of clauses (x) and (y)), (vi) references to any Person include the predecessors, successors and permitted assigns of that Person, (vii) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (viii) subject to clause (ix), the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that an accurate and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (ix) the phrases “provided to Acquirer” or “made available to Acquirer” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review in the virtual data rooms established by the Company in connection with this Agreement at least 24 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Acquirer or its Representatives at least 24 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

9.4        Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time prior to the Closing pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Holders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Holders’ Agent.

9.5        Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained in this Agreement and (c) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Holders’ Agent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party or (ii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (A) prior to the Closing, with respect to the Company, signed by the Company, (B) after the Closing, with respect to the Holders’ Agent, signed by the Holders’ Agent, and (C) with respect to Acquirer and/or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or enforce or delay in exercising or enforcing any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6        Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

9.7        Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) except as set forth in Section 5.16, are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit the Indemnified Persons).

9.8        Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment or delegation without such prior written consent shall be null and void, except that Acquirer and/or Merger Sub may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment or delegation, Acquirer and/or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9        Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10     Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.11     Arbitration; Submission to Jurisdiction; Consent to Service of Process.

(a)        EXCEPT FOR CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND/OR CONFIDENTIAL INFORMATION, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF ANY DISPUTE WITH RESPECT TO THIS AGREEMENT, SUCH DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION. THE SEAT, OR LEGAL PLACE, OF ARBITRATION SHALL BE IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE CPR 2019 ADMINISTERED ARBITRATION RULES (CURRENTLY IN EFFECT) BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE PARTIES ACKNOWLEDGE THAT THIS AGREEMENT EVIDENCES A TRANSACTION INVOLVING INTERSTATE COMMERCE. NOTWITHSTANDING THE PROVISION IN SECTION 9.12 WITH RESPECT TO APPLICABLE SUBSTANTIVE LAW, ANY ARBITRATION CONDUCTED PURSUANT TO THE TERMS OF THIS AGREEMENT SHALL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C., SECS. 1-16). THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

(b)        Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in New Castle County, Delaware. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

9.12        Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

9.13        Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.14        WAIVER OF JURY TRIAL. EACH OF ACQUIRER, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ACQUIRER, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.15     Waiver of Conflict of Interest; Privileged Communication.

(a)        Each of the parties hereto acknowledges and agrees that Cooley LLP (the “Firm”) has acted as counsel to the Company in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and consummation of the Transactions.

(b)        In connection with any matter or dispute under this Agreement, Acquirer hereby irrevocably waives and agrees not to assert, and agrees to cause the Company following the Closing to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) the Firm’s prior representation of the Company and (ii) the Firm’s representation of the Holders’ Agent and/or any of the Converting Securityholders (collectively, the “Seller Parties”) prior to and after the Closing.

(c)        Acquirer further agrees, on behalf of itself and, after the Closing, on behalf of the Company, that all communications in any form or format whatsoever between or among any of the Firm, the Company, any of the Seller Parties, or any of their respective Representatives that relate to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the Agreement Date, any dispute arising under this Agreement, in each case, to the extent governed by attorney-client privilege (collectively, the “Privileged Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by the Holders’ Agent on behalf of the Converting Securityholders and shall not pass to or be claimed by Acquirer or, following the Closing, the Company. All Privileged Deal Communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Holders’ Agent and the Converting Securityholders, shall be controlled by the Holders’ Agent on behalf of the Converting Securityholders and shall not pass to or be claimed by any of Acquirer or, following the Closing, the Company; provided, that nothing contained herein shall be deemed to be a waiver by any of Acquirer or any of its Affiliates (including, after the Closing, the Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party and none of the Firm, the Company, any of the Seller Parties, or any of their respective Representatives shall waive any applicable privileges or protections that can or may be asserted without the prior written consent of the Acquirer.

(d)        Notwithstanding the foregoing, in the event that a dispute arises between Acquirer or, after the Closing, the Company, on the one hand, and a third party other than a Seller Party, on the other hand, Acquirer or, following the Closing, the Company may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, that neither Acquirer nor, following the Closing, the Company may waive such privilege without the prior written consent of the Holders’ Agent (such consent not to be unreasonably withheld, conditioned or delayed). In the event that Acquirer or, following the Closing, the Company is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Acquirer shall promptly (and, in any event, within five (5) Business Days) notify the Holders’ Agent in writing (including by making specific reference to this Section 9.15(d)) so that the Holders’ Agent may seek a protective order at its sole cost and expense.

(e)        Acquirer agrees on behalf of itself and, following the Closing, the Company, to the extent that Acquirer or, after the Closing, the Company receives or takes physical possession of any Privileged Deal Communications, such physical possession or receipt shall not, in any way, be deemed a waiver by any of the Seller Parties or any other Person, of the privileges or protections described in this section.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Holders’ Agent have caused this Agreement and Plan of Merger and Plan of Reorganization to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holders’ Agent, personally), all as of the date first written above.

OUSTER, INC.

By:	/s/ Angus Pacala

Name:	Angus Pacala

Title:	Chief Executive Officer

SPARROW ACQUISITION SUB., INC.

By:	/s/Angus Pacala

Name:	Angus Pacala

Title:	Chief Executive Officer, President & Secretary

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Holders’ Agent have caused this Agreement and Plan of Merger and Plan of Reorganization to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holders’ Agent, personally), all as of the date first written above.

SENSE PHOTONICS, INC.

By:	/s/ Shauna McIntyre
Name:	Shauna McIntyre
Title:	Chief Executive Officer

IN WITNESS WHEREOF, Acquirer, Merger Sub, the Company and the Holders’ Agent have caused this Agreement and Plan of Merger and Plan of Reorganization to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Holders’ Agent, personally), all as of the date first written above.

HOLDERS’ AGENT

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

Exhibit A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“Acquirer Common Stock” means the common stock, par value $0.0001 per share, of Acquirer.

“Acquirer RSUs” means restricted stock units granted under Acquirer’s 2021 Equity Incentive Plan.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business and consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business and consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Transactions.

“Adjusted Purchase Price” means (i) $105,000,000 in cash value (to be paid in shares of Acquirer Common Stock) less (ii) the sum of (A) cash value equal to the Closing Net Working Capital Shortfall, if any, plus (B) cash value equal to Transaction Expenses outstanding as of the Closing less the Excluded Transaction Fees, plus (C) cash value equal to the Company Debt outstanding as of the Closing (other than the Convertible Notes), plus (D) cash value equal to Expense Fund Amount, plus (iii) the aggregate exercise price of the vested Company Options that are outstanding and unexercised as of immediately prior to the Effective Time and held by a Company Employee.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Merger Consideration” means the number of shares of Acquirer Common Stock (including the number of shares of Acquirer Common Stock underlying vested Converted Options) calculated by dividing (i) the Adjusted Purchase Price, by (ii) the Average Stock Price, rounded down to the nearest whole share.

“Aggregate Stock Consideration” means the number of shares of Acquirer Common Stock issuable in aggregate to the Converting Securityholders pursuant to this Agreement, assuming that all of the shares initially held in the Holdback Shares Fund are released to the Converting Securityholders.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Average Stock Price” means $10.01.

“Business” means the business of the Company and the Subsidiary as currently conducted and as currently proposed to be conducted by the Company and the Subsidiary.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“CCC” means the California Corporations Code.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Closing Net Working Capital Target exceeds Company Net Working Capital as set forth in the Company Closing Financial Certificate.

“Closing Net Working Capital Target” means $1,000,000.

“Closing Stock Consideration” means a number of shares of Acquirer Common Stock equal to the Aggregate Stock Consideration minus the Holdback Stock Consideration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Closing Financial Certificate” means a certificate, executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital (including (A) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed (if applicable), (C) an itemized list of each element of the Company’s consolidated current assets and (D) an itemized list of each element of the Company’s consolidated total current liabilities) and (ii) any Transaction Expenses (itemized to show the incurred and unpaid amount owed to each Person thereunder).

“Company Common Stock” means the common stock, par value of $0.001 per share, of the Company.

“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and the Subsidiary, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, including the Convertible Notes, (ii) all deferred indebtedness of the Company and the Subsidiary for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business) or for any minimum royalties to be paid under any contract or arrangement the Company or its Subsidiary are party to, (iii) all obligations of the Company and the Subsidiary under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP (excluding, for the avoidance of doubt, any real estate leases), (iv) all outstanding reimbursement obligations of the Company and the Subsidiary with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the Company and the Subsidiary under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company and the Subsidiary, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent, and (viii) all guaranties, endorsements, assumptions and other contingent obligations of the Company and the Subsidiary in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (vii) appertaining to third parties, and (xi) the Tax Adjustment Amount.

“Company Employees” means, collectively, the Key Employees and the Continuing Employees.

“Company Net Working Capital” means (i) the Company’s consolidated total current assets as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet) less (ii) the Company’s consolidated total current liabilities as of the Closing (as defined by and determined in accordance with GAAP as applied in the Company Balance Sheet). For purposes of calculating Company Net Working Capital, the Company’s current assets and liabilities shall exclude deferred Tax assets, deferred Tax liabilities and income Tax liabilities and any Taxes included in Company Net Working Capital shall be calculated as of the close of business on the Closing Date and in accordance with Section 5.14(c).    For purposes of calculating Company Net Working Capital, the Company’s current liabilities shall (regardless of whether they would be treated as a current liability under GAAP as applied in the Company Balance Sheet) include, without duplication, all Liabilities for vacation, paid time off and performance or other bonuses accrued by or for the Company’s employees as of the Closing. For the avoidance of doubt, Company Net Working Capital shall exclude (A) all Liabilities for Transaction Expenses and (B) any Company Debt that is outstanding as of the Closing.

“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company.

“Company Optionholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the Effective Time.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Preferred Stock” means, collectively, the Company Series Seed Stock and the Company Series A Stock.

“Company RSUs” means restricted stock units, each of which constitutes the right to be issued one share of Company Common Stock upon vesting.

“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders and Company Warrantholders.

“Company Series A Stock” means the Series A Preferred Stock, par value $0.001 per share, of the Company.

“Company Series Seed Stock” means the Series Seed Preferred Stock, par value $0.001 per share, of the Company.

“Company Stockholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party as of the Closing.

“Company Warrantholders” means (i) with respect to any time before the Effective Time, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Effective Time, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Effective Time.

“Company Warrants” means warrants to purchase shares of Company Capital Stock.

“Continuing Employees” means the employees of the Company or any of its Subsidiaries (other than the Key Employees) who are offered continued employment with Acquirer, the Surviving Corporation or one of their respective subsidiaries and who execute an Offer Letter and, in each case, who accept employment to remain employees of the Surviving Corporation as of immediately after the Effective Time in the employment by, the Surviving Corporation or who become employees of Acquirer or one of its subsidiaries as of immediately after the Effective Time.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.

“Convertible Notes” means convertible notes issued by the Company convertible into Company Capital Stock.

“Converting Holders” means Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares) as of immediately prior to the Effective Time.

“Converting Securityholders” means the Converting Holders, Company Warrantholders and Company Optionholders who are not Company Employees.

“Covered Payroll Taxes” means the employer portion of any payroll taxes or other similar Taxes of the Company or the Subsidiary (or any successor thereto) arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions as a result of an obligation existing at or before the Closing, whether or not such Taxes are due and payable as of the Closing Date (excluding payroll taxes due upon exercise of Converted Options or settlement of a Converted RSU).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL or the CCC in connection with the Merger.

“EMI Options” means the Company Options granted under the Sense Photonics, Inc. 2017 Equity Incentive Plan adopted on June 11, 2019, which are EMI Qualifying.

“EMI Qualifying” means options granted by either the Company or the Acquirer (as appropriate) which are intended to be enterprise management incentive options for the purpose of Schedule 5 of ITEPA.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Claims” means any administrative, regulatory or judicial actions, suits, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation, in each case in writing, by any Person, alleging violation or liability arising out of, or resulting from (i) the presence, Release or threatened Release of any Hazardous Materials at any location owned or operated by the Company or any Subsidiary, or (ii) any violation or liability under applicable Environmental, Health and Safety Requirements.

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any Hazardous Materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances, noise or radiation, each as amended and as now in effect.

“Environmental Permits” means any approvals, licenses, permits, registrations, franchises, qualifications, authorizations, certificates, certifications, consents or orders required under applicable Environmental, Health and Safety Requirements.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code (whether or not such trade or business is incorporated or located in the U.S.).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a number of shares of Acquirer Common Stock (including shares of Acquirer Common Stock underlying vested Converted Options) as set forth on the Spreadsheet.

“Excluded Transaction Fees” means the fees and expenses owed by the Company and the Subsidiary in respect of the investment banker of the Company engaged in connection with the Transactions, which amount shall not exceed $2,000,000.

“Expense Fund Amount” means an amount in cash equal to $150,000.

“fraud” means common law fraud under the DGCL.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, taxing or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Hazardous Materials” means any pollutant and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under applicable Environmental, Health and Safety Requirements.

“Holdback Stock Consideration” means 1,573,427 shares of Acquirer Common Stock.

“intentional misrepresentation” means as to any Person that such Person made a representation or warranty in Article II of this Agreement (as qualified by the Company Disclosure Letter) or in any Company Certificate that was false, where such Person knew that the representation was false when such Person made it, and such Person intended that Acquirer rely on such false representation or warranty.

“IRS” means the United States Internal Revenue Service.

“ITEPA” means the United Kingdom’s Income Tax (Earnings and Pensions) Act 2003.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to the Company, in addition to the executive officers of the Company, the Key Employees; provided that any executive officer or Key Employee, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer or Key Employee, including his or her personal files, (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such executive officer’s or Key Employee’s employer that would reasonably be expected to be reviewed by an individual with the duties and responsibilities of such executive officer or Key Employee, (C) such knowledge would be obtained from reasonable inquiry of the persons charged with administrative or operational responsibility for such for such executive officer’s or Key Employee’s employer or (D) such knowledge would be obtained from reasonable inquiry of such executive officer’s or Key Employee’s direct subordinates or reports.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Material Adverse Effect” means, with respect to any Person, any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), Liabilities, business, operations or results of operations of such Person and its subsidiaries (taken as a whole), except to the extent that any such Effect directly results from: (A) changes in general economic conditions, (B) changes affecting the industry generally in which such Person operates, (C) changes in Applicable Law or GAAP, (D) natural disasters or acts of terrorism (including COVID-19), (E) the announcement (other than any announcement by the Company that is in violation of the terms of this Agreement), execution or delivery of this Agreement or the pendency or consummation of the Merger or (F) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided that this subclause (F) shall not prevent a determination that any change, event, development, circumstance or effect underlying such failure has resulted in a Material Adverse Effect) (provided that such events in clauses (A)-(D) do not affect such Person disproportionately as compared to such Person’s competitors) or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet delinquent, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of Software included in the Company Products granted by the Company in the ordinary course of business and consistent with past practice on its standard unmodified form of end user agreement (a copy of which has been made available to Acquirer).

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means any information that (i) is reasonably capable of being used to identify, contact or locate an individual and/or (ii) is considered personally identifiable information, personal information, personal data, protected health information, non-public personal information, or other similar term under applicable Privacy Laws.

“Pre-Closing Tax Period” means any Taxable period (or portion thereof) ending on or prior to the Closing Date, including the portion of any Straddle Period ending on and including the Closing Date.

“Pre-Closing Taxes” means any (i) Taxes for which the Company and the Subsidiary are liable that are attributable to any Pre-Closing Tax Period, (ii) Taxes for which the Company or the Subsidiary are liable as a result of participating in any combined, consolidated, affiliated, unitary or similar Tax group during any Pre-Closing Tax Period; (iii) Taxes of any other Person (other than the Company or the Subsidiary) for which the Company or the Subsidiary is liable as a transferee or successor or by Contract, to the extent the agreement, event or transaction giving rise to such Taxes was entered into or occurred before the Closing Date; and (iv) any withholding Taxes payable in connection with amounts deliverable to the Company Securityholders or payments required to be made pursuant to this Agreement (including for this purpose the payment of Transaction Expenses or Company Debt) that were not withheld as contemplated by Section 1.9; but excluding any penalties imposed due to a failure by Acquirer (or Acquirer’s agent) to withhold. Pre-Closing Taxes shall also include (x) any Covered Payroll Taxes, (y) any Taxes arising in connection with Section 951, 951A, 952 or 965 of the Code (or any analogous or similar provision under any state law) to the extent such inclusion is attributable to any income, profits, gains, operations or earnings of the Subsidiary that are attributable to any a Pre-Closing Tax Period (determined in accordance with Section 5.14(c)) and (z) the portion of Transfer Taxes borne by the Company Securityholders pursuant to Section 1.8. For the avoidance of doubt, the term Pre-Closing Taxes will exclude (1) any Transfer Taxes to be borne by Acquirer pursuant to Section 1.8, (2) any Taxes resulting from any transactions occurring on the Closing Date after the Closing undertaken at the direction of Acquirer outside the ordinary course of business (other than as explicitly contemplated by this Agreement), and (3) any Taxes included as a liability in the final determination of the Adjusted Purchase Price hereunder (including the adjustment contemplated by Section 1.6) (the purpose of this provision being to avoid “double counting”). Pre-Closing Taxes shall be calculated by treating the Transaction Deductions as deductible in the Pre-Closing Tax Period to the extent such position is more likely than not correct under applicable Law.

“Privacy Laws” means each Applicable Law, as amended from time to time, and binding requirements of any self-regulatory organizations that apply to the Company or that the Company has agreed or represented that it will comply, applicable to the Company’s Processing of Personal Data; data security; data breach notification; data protection; the requirements for website and mobile application privacy policies and practices; and email marketing, messaging and/or telemarketing, including, as applicable, but not limited to, the California Consumer Privacy Act (“CCPA”), requirements under the Federal Trade Commission Act, the CAN-SPAM Act and the Payment Card Industry Data Security Standards.

“Pro Rata Share” means, with respect to a particular Converting Securityholder:

(a) with respect to liability satisfied by the Holdback Shares Fund, a fraction, the numerator of which is the sum of the aggregate number of shares of Acquirer Common Stock that such Converting Securityholder contributed to the Holdback Shares Fund pursuant to Section 1.3(a) and the denominator of which is the Holdback Stock Consideration; and

(b) with respect to liability satisfied outside of the Holdback Shares Fund, a fraction, the numerator of which is the sum of the aggregate number of shares of Acquirer Common Stock that such Converting Securityholder is entitled to receive pursuant to Section 1.3(a) (assuming none of the Holdback Stock Consideration is released to Converting Securityholders from the Holdback Shares Fund) and the denominator of which is the Closing Stock Consideration.

“Process”, “Processed” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Quarterly Date” means each March 15, June 15, September 15 and December 15.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Straddle Period” means any Taxable period that begins on or before the Closing Date and ends after the Closing Date.

“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more subsidiaries or by one or more other subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such other Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such other Person’s board of directors or other governing body.

“Subsidiary” means a subsidiary of the Company.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever in the nature of a tax, together with any interest or any penalty, or addition to tax imposed with respect to such amounts by any Tax Authority, and including any liability for the payment of such amounts of another person under applicable Law or as a transferee or successor.

“Tax Adjustment Amount” means the amount of unpaid income Taxes of the Company and the Subsidiary for Pre-Closing Tax Periods. Notwithstanding anything else in this Agreement, the Tax Adjustment Amount shall be calculated as of the close of business on the Closing Date, and in a manner consistent with Section 5.14(c).

“Tax Authority” means any Governmental Entity having jurisdiction or purporting to exercise jurisdiction with respect to the administration, assessment and collection of any Tax (including with respect to any Tax Return).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with any Tax Authority with respect to Taxes, including any amendment thereof.

“Termination and Release Agreement” means a termination and release of claims agreement in a form reasonably satisfactory to Acquirer.

“Trading Day” means a day on which shares of Acquirer Common Stock are traded on the New York Stock Exchange.

“Transaction Deductions” means all income Tax deductions for any and all payments of Transaction Expenses and Company Debt, in each case, to the extent that such expense was taken into account in the determination of the Adjusted Purchase Price or was indemnified by the Converting Holders under this Agreement. For purposes of this Agreement, the parties hereto agree that seventy percent (70%) of any success-based fees paid by or on behalf of the Company in connection with the Transactions that are eligible for the treatment described in Rev. Proc 2011-29 shall be treated as deductible under Rev. Proc. 2011-29 and that, in the case of such fees that are Transaction Expenses, the deductible amount shall be a Transaction Deduction.

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means all fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company or the Subsidiary (or for which the Company or the Subsidiary are liable) in connection with this Agreement and the Transactions, that arise from arrangements put in place at or prior to the Effective Time and that remain unpaid as of the Closing, whether billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all bonuses, severance obligations or other compensatory amounts owed by the Company or its Subsidiary to any of their respective directors, employees and/or consultants in connection with the Transactions that are unpaid as of the Closing and the employer portion of any payroll or other Taxes with respect thereto and, (iv) any Covered Payroll Taxes or Transfer Taxes includible as Transaction Expenses pursuant to Section 1.8 and (v) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders to be paid for by the Company). For avoidance of doubt, no amount treated as Company Debt or otherwise included in Company Net Working Capital shall also be treated as a Transaction Expense.

“Unvested Company Shares” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“VWAP Average” means the average of the daily volume weighted average trading price per share of Acquirer Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P., or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the fifteen (15) consecutive days on which Acquirer Common Stock is traded on the New York Stock Exchange ending on (and including) the trading day immediately prior to the Agreement Date.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“280G Stockholder Approval”	5.15
“401(k) Plan”	1.2(b)(xi)
“Accounts Receivable”	2.4(e)
“Acquirer”	Preamble
“Acquirer NWC Notice”	1.6(b)
“Acquirer Prepared Return”	5.14(a)
“Acquirer’s Difference”	1.6(g)
“Agreement”	Preamble
“Agreement Date”	Preamble
“Author”	2.10(e)
“Basket”	8.3(a)
“Board”	Recitals
“Bylaws”	1.2(b)(ii)
“Certificate of Incorporation”	1.2(b)(ii)
“Certificate of Merger”	1.1(d)
“Certificates”	1.4(a)(i)
“Claim Certificate”	8.5(a)
“Claims Period”	8.4
“Closing”	1.1(c)

“Closing Company Debt”	1.6(b)
“Closing Company Net Working Capital”	1.6(b)
“Closing Date”	1.1(c)
“COBRA”	2.12(c)
“Company”	Preamble
“Company Authorizations”	2.8(b)
“Company Balance Sheet”	2.4(b)
“Company Balance Sheet Date”	2.4(b)
“Company Data”	2.10(a)(i)
“Company Data Agreement”	2.10(a)(ii)
“Company Disclosure Letter”	Article II
“Company Employee Plans”	2.12(a)
“Company Intellectual Property”	2.10(a)(iii)
“Company Intellectual Property Agreements”	2.10(a)
“Company-Owned Data”	2.10(a)(v)
“Company-Owned Intellectual
Property”	2.10(a)(iv)

“Company Personal Data Agreement”	2.10(a)(vii)
“Company Privacy Commitments”	2.10(s)
“Company Privacy Policies”	2.10(a)(v)
“Company Products”	2.10(a)(vi)
“Company Registered Intellectual Property”	2.10(a)(vii)
“Company Stockholder Approval”	2.3(a)
“Company Voting Debt”	2.2(e)
“Company Websites”	2.10(a)(xi)
“Confidential Information”	2.10(h)
“Confidentiality Agreement”	5.3(a)
“Consenting Stockholders”	Recitals
“Designated Employees”	5.10(a)
“Effective Time”	1.1(d)
“Electronic Certificates”	1.4(a)(i)
“Employee RSUs”	5.12
“ERISA”	2.12(a)
“ERISA Affiliate”	2.12(a)
“Export Approvals”	2.20
“Final Company Debt”	1.6(f)
“Final Net Working Capital”	1.6(f)
“Final Net Working Capital Shortfall”	1.6(f)
“Financial Statements”	2.4(a)
“Fundamental Representations”	8.3(b)
“Government Contract”	2.16(a)(xxvi)
“Holdback Release Date”	8.1(a)
“Holdback Shares Fund”	8.1(a)
“Holders’ Agent”	Preamble
“Holders’ Agent’s Difference”	1.6(g)
“ICT Infrastructure”	2.10(a)(xiv)
“Indemnifiable Damages”	8.2(a)
“Indemnified Person”	8.2(a)
“Intellectual Property”	2.10(a)(xii)

“Intellectual Property Rights”	2.10(a)(iii)
“Intended Tax Treatment”	1.7(a)
“Key Employee”	Recitals
“Letter of Transmittal”	1.4(a)(i)
“Material Contracts”	2.16(a)
“Merger”	Recitals
“Merger Sub”	Preamble
“New Litigation Claim”	5.6
“Non-Competition Agreement”	Recitals
“Notice of Objection”	1.6(c)
“NWC Calculations”	1.6(b)
“Offer Letter”	Recitals
“Open Source Materials”	2.10(a)(xiii)
“Paper Certificates”	1.4(a)(i)
“Parachute Payment Waiver”	1.2(b)(xxiii)
“Paying Agent”	1.4(a)(ii)
“Personal Data”	2.10(a)(xiv)
“Privacy Laws”	2.10(a)(xv)
“Requisite Stockholder Approval”	6.3(h)
“Reviewing Accountant”	1.6(e)
“Section 280G Payments”	5.15
“Significant Customer”	2.21
“Significant Supplier”	2.22
“Special Claims”	8.3(c)
“Specified Contractors”	1.2(b)(xv)
“Spreadsheet”	5.8
“Stockholder Agreement”	Recitals
“Stockholder Notice”	5.1(c)
“Surviving Corporation”	1.1(a)
“Termination Date”	7.1(b)
“Third-Party Claim”	8.8
“Tax Claim”	5.14(e)
“Third-Party Intellectual Property”	2.10(a)
“Transactions”	Recitals
“Transfer Taxes”	1.8
“WARN Act”	2.12(r)
“Written Consent”	Recitals